SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH April, 2010

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A. and
TAM S.A. and subsidiaries

Financial Statements at
December 31, 2009 and 2008
and Report of Independent Auditors

TAM S.A. and
TAM S.A. and subsidiaries
Comments on Consolidated Performance
Years Ended December 31, 2009 and 2008

To Our Shareholders

The Board of Directors of TAM S.A. submits for your appreciation the Management Report and the Financial Statements of the Company and its subsidiaries, together with the report of independent auditors, for the year ended December 31, 2009.

Message of the CEO

The financial crisis that hit all main economies of the world presented great challenge to our Company, as well as throughout the airline sector. In order to face this uncertain times started in 2008, we gave our best efforts in several work fronts, with the confidence on a team which bears the mark of overcoming in its history. With a solid planning we were bold and we kept our investment and our fleet plan. At the same time we had a concentrated effort in cost reduction without compromising the quality of our services, which resulted in a drop of 14.7% in unitary costs of offered seats (CASK - Cost per available seat kilometer). Thus, we were able to react well to the crisis effects and we are well positioned to further render the best services in this resumed economic growth.

In a year of overcoming international crisis, Brazil has shown to be strong and reacted to the turbulence healthier than several other nations. One of the force of this reaction, and promise of future growth, is the rise of the consumption power of C and D classes. Therefore, in a complete sync with this moment, we created more accessible financing option. Clients of Banco do Brasil and Itaú bank are able, with the bank criteria, to purchase tickets in installments to our flights in up to 48 installments with direct debit in their account. In 2010, other partnerships of this kind shall be celebrated. Furthermore, we started to offer in our website more research option, which renders the possibility to find more accessible prices, in alternative times and days.

In the year 2007, we had announced our unlocking value strategy, which is the identification of important opportunities of value generation in activities adjacent to our main operation. In June of 2009, according to our guideline of comprising multibusiness aligned with aviation, we presented to the market the Multiplus Fidelidade, which operates with the concept of loyalty programs network – consumers can accumulate points originated from several loyalty programs into one account and rescue in several company of different sectors.

In October of 2009, Multiplus became an independent company and in February, 2010 we conducted its IPO (Initial Public Offer). Therefore, the company became the first of its segment to be listed in the São Paulo Stock Exchange (Bovespa). Multiplus is completely in tune with the growth of C and D classes , because it is able to offer advantage in every occasion of consumption and to make these clients loyal.

TAM Viagens, which is our tourism operator, has invested in its customized product and services line. With a new proposal for the itinerary segmentation, it is possible to assemble a trip with more freedom, and client counts with specific packages, such as ecotourism. Therefore, Multiplus, in tune with the rise of the new middle class, our tourism operator offers new leisure option to this public.

Additionally, TAM Viagens opened a store at Rua Augusta, one of the most traditional and visited address in São Paulo. The unit launches a new standard of stores, which shall be followed by the entire franchised network and be a model for the growth of our stores. We have assessed ways to enhance capillarity of our tourism operator and uniform and standardized network is our great goal in 2010.

In yet another clear demonstration of confidence in the growth of Brazilian economy in the next years, on December 19, 2009 we purchased Pantanal Linhas Aéreas, airline company which render services in cities with medium demographic density in the State of São Paulo, Minas Gerais and Paraná flying from Congonhas Airport (SP). The purchase of Pantanal for R$ 13 millions, announced in December and approved by ANAC [Civil Aviation National Agency] in March of 2010, is of great strategic value for the entire group because it enables us to provide service in those market in the same “jeito TAM de voar” [TAM way of flying]. Pantanal transported about 260 thousand passengers and grossed R$ 52 millions in 2009, counting with 5 aircrafts ATR-42, of which 3 were operational. Our plans predict to maintain the destinies already flown and to enhance airways network of the company in the next few years.

One of the priorities in 2009 were preparations to enter on Star Alliance, the largest world alliance of airline companies. Due to the effort of our employees we met important requirements to the definitive adhesion to the alliance, in May 13, 2010.

As Star Alliance members, we committed to the position of a global standard airline company and we consolidated our international presence. The alliance offers access to 1.077 airports, located in 175 countries around the world. These numbers shall be even greater after our entry on Star, which will mean the arrival of the alliance to Latin America. With this integration, we have predicted a revenue gain of US$ 60 millions yearly.

One of the priority action for the adhesion to Star Alliance was migration of commercial systems of passengers management and check-in management. We complied with the schedule, and Amadeus Altéa CMS became our standard platform.

In 2009, TAM underwent a complete reformulation in its technological platform, which prepared the company for its future growth and internationalization. This change brought, other than the adhesion to the best practices in the industry, a reformulation in processes and operations. Therefore, the Company achieved the opportunity to offer new and important services to clients, which are compatible with those offered by the largest airline companies in the world.

Other benefit brought by the technological and marketing innovation in 2009 was the growth of sales direct channel, specially internet. Nowadays, TAM website offers a series of new functionalities and options, other than being more agile and interactive, offering more and more services to our clients.

Parallel to the preparation to enter on Star Alliance, we keep on enhancing our international operation throughout 2009. We started in April to codeshare with British Airline BMI, the second largest airline in operation at Heathrow airport, London, and member of Star Alliance. Yet in April we celebrated a regional agreement with Uruguay Airline Pluna, in order to strengthen destine São Paulo-Montevidéu. In May we initiated a codeshare agreement with Swiss Airline, also member of Star Alliance, in four different routes that we operate in Brazil and South America. We also celebrated integration agreement related to our loyalty programs with Swiss (July) and BMI (October). With Air Canada and Austrian, other members of Star Alliance, we also celebrated, respectively in April and October, partnerships of our loyalty programs. In August we started our codeshare with Air China, also member of Star Alliance, for flights to São Paulo-Beijing, through Madrid.

We are proud to say the amidst this global crisis, 2009 was a year of great achievement for our Company, with the dedicated work of our 25 thousand employees.

As an example, from our MRO unit (Maintenance, Repair and Overhaul), came some of our major achievements – TAM Technological Center, located in the City of São Carlos, in the State of São Paulo, received fundamental certification for the enhancement of our overhaul services. This service excellence recognition was the result of investment in high technology equipments of tests and structure. Due to them, in June MRO celebrated an agreement with LAN Group. Throughout 2009, we performed scheduled overhaul of 13 aircrafts of the Chilean company.

In September, FAA (Federal Aviation Administration), main North American aeronautic authority, issued a FAR 145 Certification, which authorizes us to perform overhaul in aircraft enrolled in the United States of America. In August, DGAC (General Direction of Civil Aeronautics), department of Chile Government, had already issued a certification for service rendering in Airbus A318 aircrafts enrolled in Chile. Following, the same certification of Equator Government was obtained. In the Brazilian territory, we obtained from ANAC an important certification in October: TAM's MRO was authorized to overhaul complete structure (except engines) of B767 aircraft. In December, MRO concluded its first complete check of a Boeing 767 belonging to our Company.

TAM Cargo, cargo unit of TAM, obtained significant results in services optimization for 2009. It adopted the modern technology named tracking for shipment of orders for its entire network, significantly increasing its operational capacity. Also regarding infrastructure, we had important improvements, with special emphasis for Recife cargo terminal, which gained a new layout and strong enhancement in its daily capacity of receipt and shipment.

Among innovations of TAM Cargo, it is worth mentioned the world coverage, by means of Special Prorate Agreement with several airline companies, which enable us to ship and receive merchandises from all over the world. General Sales Agents structure expansion is another fundamental item, which enables us to offer products in every continent, enhancing capitation and distribution of international cargo in Brazil.

TAM Airlines (former TAM Mercosur), our subsidiary located in Paraguay, was highlighted due to its excellent operational and financial results obtained in 2009. Two main factors are responsible for this: Company offers differentiated services and realizes permanent control of its costs. Average load factor of company flights in 2009 was 65% and, in December, it reached 74%. TAM Airlines was responsible for 63% of total sales of airline tickets occurred in Paraguay in 2009. In December, company started to work in a new route, Asunción, in Paraguay, to La Paz, in Bolivia. Strategic frequency offers possibility of immediate connection to Buenos Aires and Guarulhos.

In 2009, our investments in marketing strengthened brand and stimulated sales increment. We realized, in first semester, a campaign to strength TAM Fidelity program, which completed 15 years. This campaign was launched aiming to increase customer basis and introduce Multiplus Fidelidade to this public.

In second semester, we invested in “Voe melhor, Voe TAM” [Fly better, fly TAM] campaign, that considered an IBOPE research focused in retail industry. Report pointed company as preferred one by customers in several criteria (in-flight service and entertainment, TAM Fidelidade program, airways network, comfort). Campaign approached these attributes and highlighted another reason to customers flying with the company: price. Additionally to these points, an IBOPE research indicated TAM, in august, as Brazilian most trusted company. In 2009, we also strengthened or relationship and communication with our customers since struggle and constant presence in social networks (Twitter and YouTube).

Among the most important awards received in 2009, it is important to highlight Best National Company, magazine; third consecutive Top of Mind in air company category according to Folha de S.Paulo research; Best Brazilian Air Company, in the award "The Most Admired Company”, from Carta Capita magazine; Modern Consumer Award of Services to Customer Excellence, offered by Consumidor Moderno magazine; Quality on Airplanes Financing, offered by Airfinance Journal; and Best South American Air Company, offered by World Travel Awards; A320 Family Operational Excellence in Latin America, award offered by Airbus; Cellars in the Sky Awards international award, by white wine served in first class, which was offered by Business Traveller British magazine and that affirms our in-flight service excellence.

We also had big organizational changes. In October 9th, I was elected by General Board of Directors to TAM S.A and TAM Linhas Aéreas President Director position that I accumulated, interim to Financial Vice President, IT Management.

I assumed TAM presidency in place of Commandant David Barioni Neto, who decided to leave company and an important legacy. I accepted honorable invitation from Board convinced that we are in a high degree of quality, regarding both well-funded and. Our goals remain the same: maximum efficiency, optimized business model, search for new sources of revenue and increase of results of all units.

Additionally, constitution of General Board of Directors had changes. In July, it was received renouncement letters from Pedro Pullen Parente and Adalberto de Moraes Schettert counsels. In order to take place in their positions, André Esteves, president of BTG, and Marco Antônio Bologna, president of TAM Aviação Executiva, were indicated by TAM Empreendimentos e Participações S/A. Both were confirmed in positions still in August. In November, it was accepted renounce of Flávia Turci counsel and it was approved the election of Emilio Romano as new member of our General Board of Directors.

Our Technical Operational Excellence was recognized again by IATA (International Air Transport Association). For the third time, TAM quality and safety were certified with IOSA (IATA Operational Safety Audit). Additionally, TAM received in Germany, in August, a new Airbus airplane: 4000 unit from A320 family, recognition of European manufacturer.

We finished 2009 with 132 airplanes, 107 narrow body, all Airbus models (20 A319, 81 A320 and 5 A321), and 25 wide body, 18 Airbus models (16 A330, 2 A340) and seven Boeing models (4 Boeing 777-300 ER and 3 Boeing 767-300).

In 2009, we recorded an accumulated market share of 45.6% in domestic market and 86.5% among Brazilian companies that operate international flights. We transported, during the year, 30.4 millions of passengers.

In fact, we commemorated right attitude of keeping investments and trust in growth. Even with petroleum prices volatility in 2008, we maintained in 2009, our fuel hedge policy – protection required to Company. We understood year scenario as difficult and cash preservation as fundamental, we renegotiated our hedge positions with goals of defer cash disbursement, that would stay concentrated in first 2009 semester, and liquidate most part of operation in period that expectation was low volatility and with price levels closer to operations strikes. Result of positions renegotiation was a reduction of cash outflow of U$117 millions dollars during 2009. Additionally, we observed accounting reversion of negative result of hedge recorded in 2008.

We leave this message: We keep trusting in Brazil growth, national tourism increase, air sector expansion and advance of multi-business gains related to aviation.

We reaffirm our Mission of being an air Company preferred of people, with happiness, creativity, respect and responsibility. And also our Vision of working with Service Spirit makes people happier. We reaffirm, above all, our Passion for Aviation, as well as Service Spirit of all our employees. Due to this two vivid pillars we keep devoted in imposing more and more cost discipline to achieve maximal efficiency in the company's operations. In 2010 we will continue in the search for the most requiring quality global standards in order to TAM be amidst the most important airline companies in the world.

Comments on Performance

Total gross operating revenues

Our gross operating revenues decreased by 6.5%, reaching R$ 10,287.7 million in 2009, compared to R$ 11,007.2 million in 2008. The total gross yield reduced by 14.2% in 2009, from 27.17 cents of real in 2008 to 23.30 cents of real in 2009. Our total demand (in RPK) grew by 9.0%, while our total offer (in ASK) increased by 13.4%, resulting in a 2.8 pp decrease in our occupancy rate, which stood on average at 68.2% in 2009. Total RASK (net of taxes) declined by 17.6%, from 18.55 cents of real in 2008 to 15.30 cents of real in 2009.

Gross domestic revenues from passengers (including regular and charter passengers) reduced by 11.3% to R$ 5,468.6 million in 2009, compared to R$ 6,162.5 million in 2008. Our regular domestic yield decreased by 18.0%, from 26.71 cents of real in 2008 to 21.90 cents of real in 2009. Our domestic demand in RPK grew by 6.4%, while our domestic offer in ASK increased by 10.8%, driving a 2.7 p.p. decrease in the domestic occupancy rate. Impacted by the decrease in regular domestic yield and reduced occupancy rate, our regular domestic RASK decreased by 21.5%, reaching 13.41 cents of real in 2009 against 17.08 cents of real in 2008.

Gross international revenues from passengers (including regular and charter passengers) decreased by 4.9% to R$ 2,684.0 million in 2009, from R$ 2,822.6 million in 2008. Our regular international yield denominated in reais declined by 15.6%, reaching 14.24 cents of real in 2009, while our regular international yield in U.S. dollars in 2009 decreased by 22.5%, to 7.13 cents of dollar, compared to 9.19 cents of dollar in 2008 (using the average U.S. dollar for the period). The decline in regular international yield was mostly driven by: (i) the start of new daily flights from Rio de Janeiro to Miami and New York and from São Paulo to Orlando at the end of 2008, together with the economic crisis, which delayed the flight maturation period; (ii) the impact of the swine flu (H1N1), impairing flights to South America and United States. The U.S. dollar average exchange rate for the period increased 8.9% in 2009 when compared to 2008. Our international demand in RPK grew by 12.6%, while our international offer in ASK increased by 17.4%, leading to a reduction of 3.1 p.p. in the occupancy rate, which stood at 72.4% compared to 75.5% in 2008. As a result of the reduction in the occupancy rate and the decreased regular international yield, our regular international RASK reduced by 19.1% to 10.32 cents of real in 2009, compared to 12.76 cents of real to 2008, while our regular international RASK in U.S. dollars declined by 25.7%, standing at 5.17 cents of dollar in 2009 against 6.95 cents in 2008.

Gross revenues from cargo (domestic and international) decreased by 7.2%, reaching R$ 936.3 million in 2009, compared to R$ 1,009.1 million in 2008, basically driven by reduction in the average price per kilogram carried. The reduction of prices was forced by the economic crisis, witch has also impacted the air cargo business. However, the 4Q09 increased 15,5% comparing to 3Q09, meaning that the market started showing strong signs of recovering.

Other operating revenues increased by 18.3%, reaching R$ 1,198.8 million in 2009, from R$ 1,013.1 million in 2008, primarily due to the increase in revenues from partnerships under the Loyalty Program. The growth was influenced by the increase of the average dollar rates by 8.9% over points sold to financial institutions, witch are dollar denominated. Besides that, expired tickets and others increased 7.4% .

TAM S.A. and
TAM S.A. and subsidiaries
Comments on Consolidated Performance
Years Ended December 31, 2009 and 2008

Cost of services rendered and operating expenses and CASK

Cost of services rendered and operating expenses reduced by 3.2%, reaching R$ 9,599.5 million in 2009, compared to R$ 9,914.6 million in 2008, mostly due to the decrease of 30.2% in fuel and 12.4% in selling and marketing expenses, despite the depreciation of 8.9% of the real compared to the U.S. dollar in the period. Including other operating income and expenses, the total cost per ASK (CASK) decreased by 14.7%, from 17.33 cents of real in 2008 to 14.78 cents of real in 2009. Because of the depreciation of the real and reduction in aircraft capacity due to the decrease in aircraft hours flow per day, in spite of our continuous cost reduction program, CASK, net of fuel costs, increased by 0.9% in relation to 2008.

Operating profit

Our operating profit for the year totalled R$ 336.0 million in 2009, against R$ 697.6 million in 2008, because the reduction in our operating revenues exceeded the reduction in cost of services rendered and operating expenses.

Net financial result

Our net financial result was a net revenue of R$ 1,688.1 million in 2009, compared to a net expense of R$ 2,869.3 million in 2008, chiefly as a result of the marking to market of fuel hedge transactions, as well as the impact of foreign exchange variation on our liabilities.

Net income

Our net income for the year amounted to R$ 1,342.5 million in 2009, compared to a loss of R$ 1,509.7 million in 2008, driven by the factors described above, primarily with respect to the financial result, which represented an increase in net income margin by 27.8 p.p., reaching a margin of 13.6% in 2009.

Equity Market

As of December 31, 2009, the market capitalization of TAM was R$ 5.7 billion. At the end of 2009, 58.4% of the total preferred shares were traded on BOVESPA (São Paulo Stock Exchange), and 41.6% on the NYSE (New York Stock Exchange). The average daily trading volume of our shares on BOVESPA was R$ 21 million in 2009, compared to R$ 23 million in 2008. The average daily trading volume on NYSE was approximately US$ 9 million in 2009 and US$ 17 million in 2008.

Shareholdings as of December 31, 2009

Shareholders	Common shares	(%)	Preferred shares	(%)	Total	(%)

Controlling Block	44,883,754	89.42	24,768,755	24.67	69,652,509	46.25
TAM – Empreendimentos e Participações S.A.	44,804,238	89.26	24,768,755	24.67	69,572,993	46.20
Agropecuária Nova Fronteira Ltda.	79,516	0.16			79,516	0.05
Other	5,311,295	10.58	75,621,343	75.33	80,932,638	53.75

Amaro Aviation Part S.A.	5,295,149	10.55			5,295,149	3.52
Treasury shares			402,311	0.40	402,311	0.27
Other minority shareholders	16,146	0.03	75,219,032	74.93	75,235,178	49.96

Total	50,195,049	100.00	100,390,098	100.00	150,585,147	100.00

TAM S.A. and
TAM S.A. and subsidiaries
Comments on Consolidated Performance
Years Ended December 31, 2009 and 2008

TAM takes parts in 8 indices:

  Ibovespa (São Paulo Stock Exchange index)
  IBrX-50 (Brazil Index of the 50 most liquid shares on the market)
  IGC (Index of shares with differentiated corporate governance)
  IBrX (Brazil index)
  ITag (Index of shares with differentiated tag along)
  IVBX 2 (Bovespa Value Index – 2nd tier)
  SMLL (Small Cap Index)
  MSCI Brazil Index (Morgan Stanley Capital International)

Arbitration Clause for Joining the Arbitrage Chamber

TAM is tied to arbitration in the Market Arbitration Chamber, as per the Arbitration Clause contained in its By-laws. Therefore, TAM, its shareholders, managers and members of the Board of Directors are committed to resolving, by means of arbitration, all and any dispute or controversy that may arise, related to or derived from, especially, the application, validity, effectiveness, interpretation, violation and its effects, of the provisions contained in the By-Laws, in the Law 6404/76, in the rules issued by the National Monetary Council, by the Brazilian Central Bank and by the Brazilian Securities and Exchange Commission (“CVM"), as well as in the other rules applicable to the functioning of the capital market in general, as well as those contained in the Regulation of Differentiated Corporate Government Practices - Level 2, in the Agreement for Adoption of Differentiated Corporate Government Practices - Level 2, and in the Arbitration Regulation of the Market Arbitration Chamber of the São Paulo Stock Exchange (BOVESPA).

Independent auditors – Instruction CVM 381/103

Pursuant to CVM Instruction. 381/103, we inform that the Company did not engage from PricewaterhouseCoopers Auditores Independentes other services than those strictly related to the current independent external audit services.

TAM S.A. and
TAM S.A. and subsidiaries

Report of independents auditors
Years ended December 31, 2009 and 2008

To the Board of Directors and Stockholders
TAM S.A.

1 We have audited the accompanying balance sheets of TAM S.A. and the consolidated balance sheets of TAM S.A. and its subsidiaries at December 31, 2009 and 2008, and the related statements of income, of changes in stockholders’ equity, of cash flows and of value added of TAM S.A., as well as the related consolidated statements of income, of cash flows and of value added for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements.

2 We conducted our audits in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the Companies, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting practices used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

3 In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of TAM S.A. and of TAM S.A. and its subsidiaries at December 31, 2009 and 2008, and the results of operations, the changes in stockholders’ equity, the cash flows and the value added to the operations of TAM S.A., as well as the consolidated results of operations, cash flows and value added to the operations for the years then ended, in accordance with accounting practices adopted in Brazil.

4 As mentioned in Notes 2.5 and 27 (e), the financial statements for the year ended December 31, 2008 were adjusted and have been restated as set forth in Accounting Standards and Procedures (NPC) No. 12 - Accounting Practices, Changes in Accounting Estimates and Correction of Errors.

São Paulo, March 30, 2010

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Carlos Alberto de Sousa
Contador CRC 1RJ 056561/O-0 "S" SP

TAM S.A. and
TAM S.A. and subsidiaries
Balance Sheets as of December 31
In thousands of reais

	Parent company		Consolidated			Parent company		Consolidado

Assets	2009	2008	2009	2008	Liabilities and shareholders' equity	2009	2008	2009	2008

		(Reclassified)		(Reclassified)			(Reclassified)		(Reclassified)
Current assets					Current liabilities
Cash and cash equivalents (Note 4)	131,952	46,222	1,075,172	671,785	Suppliers			430,982	486,095
Marketable securities (Note 5)	288,989	361,914	1,011,022	1,242,271	Finance lease obligations (Note 16)			497,147	680,440
Trade accounts receivable (Note 6)			1,121,979	1,157,239	Senior notes (Note 17)			13,040	9,336
Interest on capital and dividends receivable (Note 12)	223,001	47,057			Borrowings (Note 18)			458,602	191,835
Inventories (Note 7)			195,092	231,556	Debentures (Note 19)	184,502	28,542	275,896	28,542
Taxes recoverable (Note 8)	35,852	26,650	99,268	120,712	Salaries and social charges	40	107	307,609	317,951
Deferred income tax and social contribution (Note 9)	3,614	15,769	36,958	58,564	Deferred income (Note 22)			1,042,057	872,079
Prepaid expenses	403	809	148,910	149,281	Taxes and fees payable	9,654	5,906	179,662	246,367
Other receivables			82,265	97,944	Interest on capital and dividends payable (Note 27 (f) (iii))	233,985	599	233,985	599

					Derivative financial instruments (Note 26 (a) (i.4))			235,727	1,021,928
					Other payables (Note 21)		36	181,490	175,339

	683,811	498,421	3,770,666	3,729,352

						428,181	35,190	3,856,197	4,030,511

Non-current assets					Non-current liabilities
Long-term receivables
Restricted cash (Note 2.6 (e))			79,370		Finance lease obligations (Note 16)			4,023,798	5,768,040
Deposits in guarantee (Note 11)			59,520	116,135	Senior notes (Note 17)			1,026,685	701,100
Deferred income tax and social contribution (Note 9)	11,550		414,750	718,981	Borrowings (Note 18)			38,686	209,733
Prepaid aircraft maintenance (Note 10)			408,628	432,839	Debentures (Note 19)	332,804	500,000	835,568	500,000
Related parties (Note 12)	18,714				Deferred income tax and social contribution (Note 9)			440,668	90,555
Other receivables	41	877	28,550	110,941	Provision for contingencies (Note 25)			666,573	947,800

					Related parties (Note 12)		536
	30,305	877	990,818	1,378,896	Hedge financial instruments (Note 26 (a) (i.4))			6,288	107,057

					Deferred income (Note 22)			100,169	115,356
					Refinanced taxes payable under fiscal recovery program (Note 24)			319,671
Investments (Note 13)	1,681,322	573,758		70	Other payables (Note 21)			185,049	294,090

Property, plant and equipment (Note 14)			8,134,028	8,045,396
Intangible assets (Note 15)			241,701	152,092		332,804	500,536	7,643,155	8,733,731

	1,681,322	573,758	8,375,729	8,197,558	Minority interest			3,408	4,234

					Equity (Note 27)
					Capital	675,497	675,497	675,497	675,497
					Capital reserves	99,244	88,783	99,244	88,783
					Revaluation reserves	130,540	132,371	130,540	132,371
					Profit reserves	745,966		745,966
					Carrying value adjustment	(16,794)	3,309	(16,794)	3,309
					Accumulated deficit		(362,630)		(362,630)

						1,634,453	537,330	1,634,453	537,330

	1,711,627	574,635	9,366,547	9,576,454		1,634,453	537,330	1,637,861	541,564

Total assets	2,395,438	1,073,056	13,137,213	13,305,806	Total liabilities and shareholders' equity	2,395,438	1,073,056	13,137,213	13,305,806

The accompanying notes are an integral part of these consolidated financial statements.

TAM S.A. and
TAM S.A. and subsidiaries
Statements of Operations
Years Ended December 31
In thousands of reais, unless otherwise indicated

	Parent company		Consolidated

	2009	2008	2009	2008

		(Reclassified)		(Reclassified)
Revenue (Note 29)
Flight revenue			5,468,612	6,162,472
Domestic			2,684,009	2,822,618
International			936,288	1,009,082
Cargo			1,198,789	1,013,068

Others
			10,287,698	11,007,240

Sale taxes and other deductions			(387,377)	(415,196)

Revenue, net			9,900,321	10,592,044

Cost of services rendered (Note 30)			(7,248,411)	(7,710,040)

Gross profit			2,651,910	2,882,004

Operating income (expenses)
Selling (Note 30)			(1,544,087)	(1,422,461)
General and administrative (Note 30)	(2,936)	(2,768)	(788,373)	(765,229)
Officers’ fees (Note 30)	(1,150)	(1,238)	(18,596)	(16,833)
Other operating income, net	66		35,166	20,085

Operating profit (loss) before equity results and financial result	(4,020)	(4,006)	336,020	697,566

Equity share of in the results of investees (Note 13 (b))	1,366,895	(1,498,018)

Financial result (Note 31)
Financial income	33,755	48,940	3,320,708	1,493,622
Financial expenses	(53,704)	(66,265)	(1,632,583)	(4,362,942)

Profit (loss) before income tax and social contribution	1,342,926	(1,519,349)	2,024,145	(2,171,754)

Income tax and social contribution (Note 32)	(387)	9.694	(679.924)	662.967

Profit (loss) before minority interest	1,342,539	(1,509,655)	1,344,221	(1,508,787)

Minority interest			(1,682)	(868)

Net income (loss) for the year	1,342,539	(1,509,655)	1,342,539	(1,509,655)

Number of shares in circulation at the end of the end (in thousands)	150,182,836	150,182,836

Net income (loss) per share – R$	8.94	(10.05)

The accompanying notes are an integral part of these consolidated financial statements.

TAM S.A. and
Statements of changes in shareholders’ equity
Years Ended December 31
In thousands of reais, unless otherwise indicated

		Capital reserve				Profit reserve

	Paid-up capital	Share subscription premium	Treasury shares	Stock option plan	Revaluation reserve	Legal	Profit retention	Carrying value adjustment	Retained earnings (accumulated deficit)	Total

At December 31, 2007	675,497	74,946		18,031	135,134	40,231	1,048,173	(9,843)		1,982,169

Changes of accounting practices effects – Note 27 (e)									58,757	58,757

At December 31, 2007 - Adjusted	675,497	74,946		18,031	135,134	40,231	1,048,173	(9,843)	58,757	2,040,926

Treasury shares			(17,703)							(17,703)
Gain (loss) on sale of treasury shares (Note 27 (b) (i))							(2,899)			(2,899)
Exercise of share options			6,333	(9,336)						(3,003)
Stock option plan (Note 27 (b) (iii))				16,512						16,512
Loss for the year as previously divulged									(1,360,107)	(1,360,107)
Changes of accounting practices effects (Note 27 (e))									(149,548)	(149,548)

Loss for the year - adjusted									(1,509,655)	(1,509,655)
Foreign exchange gains (losses) on foreign subsidiary (Note 13 (b)								13,152		13,152
Realization of revaluation reserve, net (Note 27 (c) (i))					(2,763)				2,763
Offset of loss for the year against profit reserves						(40,231)	(1,045,274)		1,085,505

At December 31, 2008	675,497	74,946	(11,370)	25,207	132,371			3,309	(362,630)	537,330

Cancelation of share options				(948)					948
Stock option plan of subsidiary - Note 27 (b) (iii)				11,409						11,409
Foreign exchange gains (losses) on foreign subsidiary - (Note13(b))								(20,103)		(20,103)
Realization of revaluation reserve, net - (Note 27(c) (i))					(1,831)				1,831
Net income for the year									1,342,539	1,342,539
Recognition of legal reserve – Note 27 (d) (i)						49,134			(49,134)
Proposed dividends per thousand shares in circulation:
R$1,409.76 – (Note 27 (f) (iii))									(211,724)	(211,724)
Proposed interest on capital per thousand shares in circulation :
R$166.45 – (Note 27-(f) (ii))									(24,998)	(24,998)
Transfer to profit retention reserve - Note 27 (f) (ii)							696,832		(696,832)

At December 31, 2009	675,497	74,946	(11,370)	35,668	130,540	49,134	696,832	(16,794)		1,634,453

TAM S.A. and
TAM S.A. and subsidiaries

Statements of Cash Flows
Years Ended December 31 – Indirect Method
In thousands of reais

	Parent company		Consolidated

	2009	2008	2009	2008

		(Reclassified)		(Reclassified)

Cash flows from operating activities
Net income (loss) for the year	1,342,539	(1,509,655)	1,342,539	(1,509,655)
Adjustments to net income
Net book value of property, plant and equipment on disposed of			(19,918)	8,825
Non-controlling interests			1,682	868
Depreciation and amortization			550,429	424,505
Deferred income tax and social contribution	605	(9,694)	675,951	(664,143)
Provision for contingencies			107.588	120,708
Equity share of the results of investees	(1,366,895)	1,498,018
Interest and foreign exchange gains (losses) on assets and liabilities	50,717	60,771	(1,526,028)	1,824,921
Provision for doubtful accounts, inventory losses and other			9,737	40,587

(Increase) decrease in assets
Marketable securities	72,925	89,177	231,249	898,100
Trade accounts receivable			24,862	(243,747)
Inventories			3,387	(70,066)
Taxes recoverable	(9,202)	(8,449)	21,444	(28,907)
Prepaid expenses		18	371	50,389
Judicial deposits			(28,394)	(7,589)
Advances for aircraft maintenance			24,211	(214,679)
Other receivables	342		98,070	(101,078)

(Increase) decrease in liabilities
Suppliers			(55,113)	59,239
Salaries and social charges	(67)	64	(10,342)	81,243
Advance ticket sales			188,529	28,235
Taxes and fees payable	414	5,895	(9,444)	103,858
Derivative financial instruments			(886,970)	1,191,949
Interest paid	(61,055)	(57,393)	(312,633)	(325,217)
Income tax and social contribution paid			(83,429)	(58,443)
Provision for contingencies			(17,916)
Other payables	(36)	(5,222)	(102,890)	47,863

Net cash provided by (used in) operating activities	30,287	63,530	226,972	1,657,766

TAM S.A. and
TAM S.A. and subsidiaries

Statements of Cash Flows
Years Ended December 31
In thousands of reais

	Parent company		Consolidated

	2009	2008	2009	2008

		(Reclassified)		(Reclassified)
Cash flows from investing activities
Proceeds from sale of property, plant and equipment				8,204
Investments in restricted cash			(79,370)
Dividends and interest on capital received	74,693
Intercompany	(19,250)
Purchases of property, plant and equipment			(334,896)	(698,495)
Increase in intangible assets			(135,296)	(132,760)
Pre-delivery payments
Reimbursement				268,379
Payment				(279,767)
Deposits in guarantee
Reimbursement			60,697	106,292
Deposits			(27,922)	(30,503)

Net cash from (used in) investing activities	55,443		(516,787)	(758,650)

Cash flows from financing activities
Repurchase / sale of shares		(14,269)		(14,269)
Dividends and interest on capital paid		(63,713)		(72,017)
Loans and financing
Issuance			236,581	208,692
Repayment			(70,714)	(412,446)
Leases
Payment			(567,649)	(399,036)
Debentures
Issuance			592,686
Payment				(4,793)
Senior notes
Issuance			502,298

Net cash provided by (used in) from financing activities		(77,982)	693,202	(693,869)

Increase (decrease) in cash and cash equivalents	85,730	(14,452)	403,387	205,247

Cash and cash equivalents at beginning of year	46,222	60,674	671,785	466,538

Cash and cash equivalents at end of year	131,952	46,222	1,075,172	671,785

Supplemental cash flow information:

Transactions not affecting investing and financing activities – acquisition of aircraft under finance leases			211,848	2,686,194

The accompanying notes are an integral part of these consolidated financial statements.

TAM S.A. and
TAM S.A. and subsidiaries
Statements of Value Added
Years Ended December 31
In thousands of reais

	Parent company		Consolidated

	2009	2008	2009	2008

Revenues
Sales of services			10,287,698	11,007,240
Allowance for doubtful accounts			(5,733)	(24,436)
Other revenues	66		91,875	29,373

	66		10,373,840	11,012,177

Inputs acquired from third parties
Costs of services	(1,091)		(3,343,940)	(4,523,794)
Materials, electricity, outsourced services and other	(1,521)	(2,323)	(2,579,245)	(2,145,170)

	(2,612)	(2,323)	(5,923,185)	(6,668,964)

Gross value added	(2,546)	(2,323)	4,450,655	4,343,213

Deductions
Depreciation and amortization			(550,429)	(424,505)

Net added value generated the Company	(2,546)	(2,323)	3,900,226	3,918,708

Value added received through transfer
Equity share of the results of investees	1,366,895	(1,498,018)
Financial income	33,755	48,940	3,320,708	1,493,622

Total added value to distribute (absorb)	1,398,104	(1,451,401)	7,220,933	5,412,330

Distribution of value added:	1,398,104	(1,451,401)	7,220,933	5,412,330

Personnel and payroll charges
Direct compensation	1,371	1,436	1,455,896	1,344,369
Benefits			128,893	113,989
FGTS – Employee Government Severance Fund			99,426	86,744

Taxes, fees and contributions
Federal	490	(9,447)	1,963,025	529,672
State			44,840	37,217
Municipal			3,940	3,620

Creditors
Rentals			549,792	443,432
Financial expenses	53,704	66,265	1,632,583	4,362,942

Remuneration of own shareholders
Interest on capital	24,998		24,998
Dividends proposed	211,724		211,724
Profits reinvested/loss for the year	1,105,817	(1,509,655)	1,107,499	(1,508,787)
Non-controlling interests			(1,682)	(868)

TAM S.A. and
TAM S.A. and subsidiaries
Notes to the Financial Statements
At December 31, 2009 and 2008
All amounts in thousands of reais, unless otherwise indicated

1 Operations

TAM S.A. ("TAM" or the "Company") was incorporated on May 12, 1997, to invest in companies which carry out air transportation activities. The Company wholly owns TAM Linhas Aéreas S.A. ("TLA"), a company that operates in the transportation of passengers and cargo in Brazil and on international routes, and Transportes Aéreos del Mercosur S.A. ("Mercosur"), an airline headquartered in Assunción, Paraguay, which operates in Paraguay, Argentina, Brazil, Chile, Uruguay and Bolivia.

In July 2005, the Company concluded a Public Offering of shares on the São Paulo Stock Exchange - BOVESPA. On March 10, 2006 the Company made an additional Public Offering - this time on the BOVESPA and the New York Stock Exchange – NYSE (in the form of American Depositary Shares – ADS), which was concluded on April 6, 2006.

The Company, through its subsidiary TLA, controls the companies TAM Capital Inc. (“TAM Capital”), TAM Capital Inc. 2 (“TAM Capital 2”), TAM Financial Services 1 Limited (“TAM Financial 1”) and TAM Financial Services 2 Limited (“TAM Financial 2”), all headquartered in the Cayman Islands, whose main activities involve aircraft acquisition and financing and issuance of debt. Debt issued by these wholly-owned companies is wholly and unconditionally guaranteed by TAM. TLA also controls the company Fidelidade Viagens e Turismo Ltda. (“Fidelidade”), whose corporate purpose is to carry out the activities of a travel and tourism agency, under the name TAM Viagens

The Company also controls TP Participações Ltda. (“TP Participações”) which on July 20, 2009, changed its name to TP Franchising Ltda. and modified its corporate purpose to the development of franchises. This company has not recorded any transaction since October 23, 2004, when it was established.

On October 28, 2009 the Company acquired all the shares of Q.X.S.P.E S.A., a dormant company without any activity and it modified its corporate name to Multiplus S.A. (“Multiplus”), whose corporate purpose is to carry out of customer loyalty programs. A public offering of shares of this subsidiary was concluded on February 05, 2010 (note 33 (a)).

On December 19, 2009 the company it signed agreement for the acquisition of all the shares of Pantanal Linhas Aéreas S.A. for a total amount of R$ 13 millions. The Company communicated the agreement to the Comissão de Valores Mobiliários (“CVM”) and to others regulatory authorities (note 33 (b)). The acquisition was authorized by ANAC in March 18, 2010.

2 Presentation of financial statements and significant accounting practices

2.1 Criteria for preparation and presentation

The financial statements of the Company and its subsidiaries (Parent company and consolidated) are presented in thousands of reais, unless otherwise indicated and were prepared in accordance with accounting practices adopted in Brazil, based on the provisions of Brazilian Corporation Law, in conformity with the changes introduced by Law 11638/07, the rules issued by the CVM, and the pronouncements issued by the Accounting Pronouncements Committee (CPC).

The main accounting practices adopted in the preparation of these financial statements correspond to the standards and guidance that were in force for the financial statements as of December 31, 2009, which will be different from those that will be used in the preparation of the financial statements as of December 31, 2010, as described in item 2.4.

TAM S.A. and
TAM S.A. and subsidiaries
Notes to the Financial Statements
At December 31, 2009 and 2008
All amounts in thousands of reais, unless otherwise indicated

2.2 Disclosure and extent

The financial statements of the Company and its subsidiaries (Parent company and consolidated) were approved by the Company’s Board of Directors on March 26, 2010. The main activity of the Company is holding equity interests in other companies. Therefore, the consolidated notes to the financial statements reflect, substantially, the financial statements of is direct and indirect subsidiaries mentioned in Note 3.

2.3 Law 11638/2007 and Law 11941/2009 (conversion of PM 449/08)

With the enactment of Law 11638/07 and Provisional Measure (PM) 449/08, converted into Law 11941/09, provisions in the Brazilian Corporation Law (Law 6404/76) were introduced, amended or revoked, especially in chapter XV, on accounting issues, effective beginning on January 1, 2008.

2.4 Standards and interpretations those are not yet effective

The standards and interpretations of standards described below have been issued and are mandatory for financial years beginning on or after January 1, 2010. In addition to these, other standards and interpretations changing the accounting practices adopted in Brazil have also been issued, in the process of convergence with international financial reporting standards (IFRSs). The standards listed below are only those that can have or should have more significant impacts on the Company's financial statements. Under these new standards, the 2009 financial statements presented herein should be restated for comparison purposes. The Company has not early adopted these standards for the year ended December 31, 2009.

  CVM Resolution 580, of July 31, 2009, that approved Technical Pronouncement CPC 15 – Business Combinations;
  CVM Resolution 575, of June 5, 2009, that approved Technical Pronouncement CPC 16 – Inventories;
  CVM Resolution 605, of November 26, 2009, that approved Technical Pronouncement CPC 18 – Investments in Associates;
  CVM Resolution nº 577, of June 5, 2009, that approved Technical Pronouncement CPC 20 – Borrowing Costs;
  Deliberation CVM n° 581, from July 31, 2009, that approved Technical Pronouncement CPC 21 – Interim Financial;
  Deliberation CVM n° 582, from July 31, 2009, that approved Technical Pronouncement CPC 22 – Segment Information ;
  CVM Resolution 592, of September 15, 2009, that approved Technical Pronouncement CPC 23 – Accounting Policies, Changes in Accounting Estimates and Errors;
  CVM Resolution 593, of September 15, 2009, that approved Technical Pronouncement CPC 24 – Events after the Reporting Period;
  CVM Resolution 594, of September 15, 2009, that approved Technical Pronouncement CPC 25 – Provisions, Contingent Liabilities and Contingent Assets;
  CVM Resolution 595, of September 15, 2009, that approved Technician Pronouncement CPC 26 – Presentation of financial statement;
  CVM Resolution 583, of July 31, 2009, that approved Technical Pronouncement CPC 27 – Property, Plant and Equipment;
  CVM Resolution 597, of September 15, 2009, that approved Technical Pronouncement CPC 30 – Revenue.
  CVM Resolution 598, of September 15, 2009, that approved Technical Pronouncement CPC 31 – Non-Current Assets Held for Sale and Discontinued Operations;
  CVM Resolution 599, of September 15, 2009, that approved Technical Pronouncement CPC 32 – Income Taxes;

TAM S.A. and
TAM S.A. and subsidiaries
Notes to the Financial Statements
At December 31, 2009 and 2008
All amounts in thousands of reais, unless otherwise indicated

  CVM Resolution 600, of October 7, 2009, that approved Technical Pronouncement CPC 33 – Employees Benefits;
  CVM Resolution 608, of November 26, 2009, that approved Technical Pronouncement CPC 36 – Consolidated Financial Statements;
  CVM Resolution 609, of December 22, 2009, that approved Technical Pronouncement CPC 37 – First-Time Adoption of International Financial Reporting Standards;
  CVM Resolution 604, of November 19, 2009, that approved Technical Pronouncement CPC 40 – Financial Instruments: Disclosures;
  CVM Resolution 604, of November 19, 2009, that approved Technical Pronouncement CPC 38 – Financial Instruments: Recognition and Measurement;
  CVM Resolution 604, of November 19, 2009, that approved Technical Pronouncement CPC 39 – Financial Instruments: Presentation; and
  CVM Resolution 610, of December 22, 2009, that approved Technical Pronouncement CPC 43 – First-time adoption of technical pronouncements 15 to 40.

Management is evaluating the impacts that will elapse of the pronouncements above application. The application of CPC 30 in the accounting obligation of TAM Loyalty Program adoption at December 31, 2009 would be a reduction of shareholders' equity and income (loss) for the year by R$ 354,924 and R$ 81,497, respectively

2.5 Comparability of the financial statements

(i) Change in accounting practice

Beginning in the second quarter of 2009, in order to align the accounting policies to those used in the preparation of its financial statements under Brazilian accounting practices, with those under international accounting policies the subsidiary TLA changed the method for accounting for engine maintenance expenses covered by "power by the hour" agreements, which started being recognized based on hours flown, and for classifying pre-delivery payments, which started being recorded in non-current assets, in a subaccount of "property, plant and equipment" in permanent assets, therefore the exchange variation is no longer recognized.

(ii) Presentation of the financial statements for the year ended December 31, 2008

The Company reclassified certain assets and liabilities, grouping them according to their nature, for a better understandability and comparability with the financial statements for the year ended December 31, 2009.

The effects of the adjustments mentioned in (i) and the reclassifications mentioned in (ii) above are mentioned below:

TAM S.A. and
TAM S.A. and subsidiaries
Notes to the Financial Statements
At December 31, 2009 and 2008
All amounts in thousands of reais, unless otherwise indicated

	Original balance reported	Change in accounting practice	Reclassification		Restated balances

Assets
Current assets
Cash and cash equivalents	1,356,513		(684,728)	(i)	671,785
Marketable securities	557,543		684,728	(i)	1,242,271
Pre-delivery payments	143,680	(143,680)
Prepaid expenses	90,587		58,694	(ii)	149,281
Aircraft insurance	58,694		(58,694)	(ii)
Non-current assets
Deferred income tax and social contribution	641,941	77,040			718.981
Pre-delivery payments	351,284	(351,284)
Other receivables	93,848	17,093			110,941
Property, plant and equipment	7,562,624	482,772			8,045,396

Liabilities and shareholders' equity
Current liabilities
Advance ticket sales	819,780		(819,780)	(iii)
Deferred income			872,079	(iii)(iv)	872,079
TAM Loyalty Program	46,462		(46,462)	(iv)
Taxes and fees payable	162,908		83,429	(v)	246,337
Income tax and social contribution	83,429		(83,429)	(v)
Deferred gain on sale-leaseback transactions	32,085		(32,085)	(iii)
Reorganization of Fokker 100 fleet	18,623		(18,623)	(iv)
Deferred income tax and social contribution	1,080		(1,080)	(iv)
Other payables	123,068	7,400	44,871	(iii)	175,339

Long-term liabilities
Deferred income tax and social contribution	59,192	30,283	1,080	(vi)	90,555
Deferred income			115,356	(iii)	115,356
Deferred gain on sale-leaseback transactions	115,356		(115,356)	(iii)
Reorganization of Fokker 100 fleet	32,563		(32,563)	(iv)
Other payables	126,508	135,019	32,563	(iv)	294,090

Shareholders' equity
Capital reserve	74,946		13,837	(vii)	88,783
Stock option plan	25,207		(25,207)	(vii)
Treasury shares	(11,370)		11,370	(vii)
Accumulated deficit	(271,839)	(90,791)			(362,630)

Result
Cost of services rendered	(7,682,416)	(27,624)			(7,710,040)
Financial expenses	(4,385,271)	22,329			(4,362,942)
Financial income	1,714,915	(221,293)			1,493,622
Income tax and social contribution	585,927	77,040			662,967
Net income (loss) for the period	(1,360,107)	(149,548)			(1,509,655)

(i)	Reclassification of amounts in conformity with the definitions introduced by accounting pronouncement CPC 03 – Statements of Cash Flows.
(ii)	Line item "Aircraft insurance" was grouped with "Prepaid expenses" because they refer to assets of the same nature.
(iii)	Line items “Advance ticket sales” and “Deferred gain on sale leaseback transactions" were grouped in the caption "Deferred revenue", in current and noncurrent liabilities.
(iv)
Line items “Tam Loyalty Program” and “Reorganization of Fokker 100 fleet” were reclassified to "Other payables" and R$ 20,213 with sale leaseback deferred profit registered in the current was reclassified to “Deferred income”.

(v)	Line item "Income tax and social contribution" was reclassified to "Taxes and fees payable".
(vi)	Deferred income tax was reclassified considering the realization period.
(vii)	Line items "Stock option plan" and "Treasury shares" are being presented within "Capital reserve".

TAM S.A. and
TAM S.A. and subsidiaries
Notes to the Financial Statements
At December 31, 2009 and 2008
All amounts in thousands of reais, unless otherwise indicated

2.6 Significant accounting practices

The significant accounting practices adopted by the Company and its subsidiaries in the preparation of the financial statements are described below:

(a) Accounting estimates

In the preparation of the financial statements it is necessary to use estimates to record certain assets, liabilities and other transactions. The financial statements of the Company and its subsidiaries include, therefore, estimates related to the selection of the useful life of property, plant and equipment items, provisions for contingent liabilities, provisions for income tax and social contribution, and other similar provisions. Since they are estimates, variations may occur upon actual realization or settlement of the related assets and liabilities. The Management of the Company and its subsidiaries revise the estimates and assumptions at least annually.

(b) Revenue

Results of operations are determined on the accrual basis of accounting as follows:

i. Air transportation revenues (passengers and cargo) are recognized when transportation services are rendered;

ii. Tickets sold, corresponding to advance ticket sale, are recognized in current liabilities;

iii. Tickets sold but not yet used are recognized as other revenues when they have expired;

iv. The other revenues related to sales and/or services are represented by flight reservation change fees, partnerships with the frequent passenger reward program (TAM Loyalty Program,) and other services, which are recognized when services are rendered.

Interest income are recognized proportionally over time, taking into consideration the outstanding principal and the effective rates along the period to maturity or the closing of the financial statements.

(c) Translation of foreign currencies

Transactions denominated in foreign currencies are translated using exchange rates in effect at the transaction dates. Asset and liability account balances are translated at the exchange rate at the balance sheet date. Foreign exchange gains and losses arising from the settlement of such transactions and the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of operations.

(d) Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits, short-term investments with high liquidity with expiration date of three months or less, and subject to immaterial risk of change in value, and bank overdraft accounts.

(e) Restricted cash

Restricted cash represents pledge deposits with the purpose of guaranteeing some of Company’s derivatives operations and long-term financings.

TAM S.A. and
TAM S.A. and subsidiaries
Notes to the Financial Statements
At December 31, 2009 and 2008
All amounts in thousands of reais, unless otherwise indicated

(f) Financial instruments

i. Classification and measurement

The Company classifies its financial assets according to the following categories: measured at fair value through profit or loss, loans and receivables, held-to-maturity, and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at the time they are initially recorded.

Financial assets measured at fair value through profit or loss

Financial assets measured at fair value through profit or loss are financial assets held for active and frequent trading. Derivatives are also classified as held for trading and included in the category, unless they have been designated as hedge instruments. All financial assets in this category are classified as current assets. Gains or losses arising from the changes in the fair value of financial assets measured at fair value through profit or loss are recorded in the statement of operations as “financial income or expense” in the period they occur, unless the instrument has been contracted in connection with another transaction, in which case any changes are recognized in the same statement of operations line impacted by such transaction.

Loans and receivables

These comprise loans granted and non-derivative receivables with fixed or determinable payments, which are not quoted in an active market. Loans and receivables are included in current assets, except for those falling due within or after 12 months from the balance sheet date (which are classified as non-current assets). The Company’s loans and receivables comprise trade accounts receivable, other receivables, and cash and cash equivalents, except for short-term investments. Loans and receivables are recorded at amortized cost, based on the effective interest rate method.

Held-to-maturity assets

These are basically financial assets that cannot be classified as loans and receivables, because they are quoted in an active market. These financial assets are acquired by the Company with the intention and financial ability of being held up to their maturity. They are recorded at acquisition cost, plus accrued earnings under the effective interest rate method, recorded in results for the year.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives classified in this category or those which are not classified in any other. They are included in non-current assets, unless management intends to sell the investment within 12 months from the balance sheet date. Available-for-sale financial assets are recorded at fair value. Interest on available-for-sale securities, calculated based on the effective interest rate method, is recognized in the statement of operations as financial income. The amount relating to the changes in fair value is recorded in shareholders’ equity, in Carrying value adjustments, and is recognized in results of operations when the asset is sold or becomes impaired.

TAM S.A. and
TAM S.A. and subsidiaries
Notes to the Financial Statements
At December 31, 2009 and 2008
All amounts in thousands of reais, unless otherwise indicated

Fair value

Fair values of investments with publicly-available quotations are based on current purchase prices. For financial assets without an active market or public quotation, the Company determines fair value through valuation techniques, which use recent transactions with third parties, references to other substantially similar instruments, discounted cash flow analysis, and option pricing models which preferentially use information from external sources rather than internally-generated data.

The Company evaluates, at the balance sheet date, if there is objective evidence that a financial asset or a group of financial assets is impaired in relation to its recoverable value. If there is such evidence for available-for-sale financial assets, the cumulative loss – calculated as the difference between the acquisition cost and current fair value minus any impairment loss of this financial asset previously recognized in results – is transferred from equity to the statement of operations.

ii. Derivative instruments and hedge activities

Initially, derivatives are recognized at their fair value when the derivative agreement is signed, and are subsequently remeasured at fair value, with the changes in fair value included in the statement of operations, except when the derivative is designated as a hedge of cash flows. The Company uses derivatives only for hedging purposes, although no current financial instrument is subject to hedge accounting. The fair value of derivative instruments is disclosed in Note 26.2

(g) Trade accounts receivable

Trade accounts receivable are initially stated at the original selling price, net of the allowance for doubtful accounts. The allowance for doubtful accounts is established when there is objective evidence that the Company will not be able to realize the amounts due under the original terms of the accounts receivable. The amounts of the allowance are the difference between the book value and the recoverable value, which is considered sufficient by management for covering these losses.

(h) Inventories

Inventories are stated at the lower of cost and net realizable value, and stated at average purchase cost. The net realizable value is the estimated sales price in the normal course of business, net of the completion costs and selling expenses. Imports in transit are stated at the accumulated cost of each import.

(i) Deferred income tax and social contribution

Income tax and social contribution, current and deferred, are recognized in the statement of operations for the year, except when they are related to items recognized directly in stockholders' equity.

Deferred income tax and social contribution are calculated on temporary differences arising from differences between the tax bases of assets and liabilities and their carrying amounts.

The rates currently defined for the determination of income tax and social contribution, current and deferred, are 25% and 9%, respectively. (Note 9)

Deferred tax assets are recognized to the extent that it is probable sufficient future taxable income will be available for offset against tax losses, considering projections of future income based on internal assumptions and future economic scenarios which may, therefore, suffer changes. The Company's management revises these projections annually.

TAM S.A. and
TAM S.A. and subsidiaries
Notes to the Financial Statements
At December 31, 2009 and 2008
All amounts in thousands of reais, unless otherwise indicated

(j) Judicial deposits

Judicial deposits are monetarily restated and presented as a deduction from the corresponding liability recognized when there is no possibility of redeeming the deposits, unless the outcome is favorable to the Company (see Note 25(a)).

(k) Investments in subsidiaries

Investments in subsidiaries are recognized in the parent company financial statements using the equity accounting method as income or an expense in the income statement. In the event of exchange variations on investments in a foreign subsidiary, changes in the value of an investment exclusively arising from the exchange variation are recorded in the account “Carrying value adjustment”, in the Company's shareholders’ equity, and will be taken to the statement of operations for the year only when the investment is sold or written off as a loss.

When necessary, the subsidiaries’ accounting practices are changed to ensure consistency with the accounting practices adopted by the Company.

Negative goodwill, in the amount of R$ 11,099, resulting from the acquisition of Mercosur is attributed to several economic reasons and, therefore, will only be amortized in the event of sale or deterioration of the investment. In the consolidated position, this amount was reclassified as “deferred income”, included in “other payables” in non-current liabilities.

(l) Property, plant and equipment

(i) Property, plant and equipment

Property, plant and equipment are recorded at the acquisition, formation or construction cost, plus revaluation carried out by subsidiaries for certain account groups, based on valuations performed by independent appraisers. As permitted by Law 11638/07 and CPC Pronouncement 13 – First-time Adoption of Law 11638/07, the Company adopted the net book value as of December 31, 2007 as the new cost value of revalued items. The revaluation reserve is realized against the retained earnings (accumulated deficit) account in the same proportion of the depreciation or write-off of the revalued assets.

Depreciation is calculated on the straight-line method, at the rates disclosed in Note 14.

Engine maintenance expenses are accounted for using the built-in overhaul method. Under this method, direct costs associated with parts to be replaced during maintenance are recorded as individual components of property, plant and equipment and are capitalized and depreciated over their useful lives, which is defined as the period until the next major overhaul. Maintenance expenses incurred for other engines not included in property, plant and equipment, under operating leases, are recorded as maintenance expenses when maintenance occurs.

(ii) Pre-delivery Payments

Pre-delivery Payments (PDPs) paid to aircraft manufacturers under the terms of purchase agreements for aircraft are denominated in US dollars and are recognized at the amount paid translated at the exchange rate in effect at the payment date. Borrowing costs, including interest and applicable foreign exchange differences incurred for the construction of qualifying assets, are capitalized until the delivery of the aircraft.

TAM S.A. and
TAM S.A. and subsidiaries
Notes to the Financial Statements
At December 31, 2009 and 2008
All amounts in thousands of reais, unless otherwise indicated

In the event that TAM decides not purchase the aircraft, but to lease it, and it is agreed that the PDPs will be reimbursed to TAM, the related PDPs will be reclassified to other receivables and discounted to the present value of the amount expected to be reimbursed to TAM. This amount, if denominated in foreign currency, is translated at the exchange rate in effect at the reporting date, and any resulting difference is recognized in the statement of operations.

(iii) Leases

Leases of property and equipment items in which the Company retains substantially all risks and rewards of ownership are classified as finance leases. Finance leases are recorded as if they were a financed purchase, recognizing at their inception a property and equipment item and a financing liability (lease). Property and equipment acquired under finance leases are depreciated at the rates defined in Note 14.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made for operating leases are recognized in profit or loss under the straight-line method over the lease period.

(m) Intangible assets

Software licenses acquired are capitalized and amortized over their estimated useful lives, as described in Note 15.

Ongoing costs of software development or maintenance are expensed as incurred. Expenditures directly associated with identifiable and unique software, controlled by the Company and which will probably generate economic benefits greater than the costs for more than one year, are recognized as intangible assets. Direct expenses include the compensation of the software development team and the appropriate portion of related general expenses.

Software development expenditures recognized as assets are amortized using the straight-line method over their useful lives, as described in Note 15.

(n) Impairment of assets

Property, plant and equipment, intangible and other non-current assets, including goodwill and intangible assets, are reviewed annually to identify evidence of impairment, and also whenever events or changes in circumstances indicate that the book value may not be recoverable. In this case, the recoverable value is calculated to verify if there is any loss. In the event a of loss, it is recognized at the amount by which the book value of the asset exceeds its recoverable value, a which is the higher between the net sales price and the value in use of an asset. For evaluation purposes, assets are grouped at the lowest levels for which there are separately identifiable cash flows.

(o) Deferred income

Advance ticket sales represent basically the liabilities related to tickets sold in the last twelve months and not yet used. These amounts are recognized in the statement of operations for the year in which the service is rendered or the tickets expire.

TAM S.A. and
TAM S.A. and subsidiaries
Notes to the Financial Statements
At December 31, 2009 and 2008
All amounts in thousands of reais, unless otherwise indicated

(p) Interest on capital

For corporate law purposes, interest on capital is stated an allocation of income, directly in shareholders' equity. For tax purposes, interest on capital is considered as financial expense, reducing the income tax and social contribution base.

(q) Other assets and liabilities

Other assets are stated at cost or realizable value, including, when applicable, income earned.

Other liabilities are stated at known or estimated amounts, including, when applicable, interest and monetary restatement.

(r) Employee benefits

i. Pension obligations

The Company has defined contribution plans, for which contributions are paid to pension plans administered publicly or privately on compulsory, contractual or voluntary bases. After the contributions have been made, the Company has no further obligations for additional payments. The regular contributions comprise net periodic costs of the period in which they are due and, therefore, are included in personnel costs.

ii. Profit sharing

Profit sharing and bonuses are recognized monthly, considering the degree of achievement of the established goals.

iii. Share-based compensation

The Company offers to its employees and executives share-based compensation plans, to be settled in Company stock, according to which the Company receives services in consideration for stock options. The fair value of options granted is recognized as an expense over the vesting period (the period during which specific vesting conditions must be met). At the balance sheet date, the Company revises the estimated number of options which will best and subsequently recognizes the impact of the change on the initial estimates, if any, on a prospective basis, in the statement of operations, with a contra entry to shareholders’ equity.

(s) TAM Loyalty Program

The Company sponsors a program (TAM Loyalty Program) to award frequent flyers, whereby points are accumulated when flying with TAM or partner airline companies, or when making purchases using the TAM Loyalty Program credit card, or using the services and products of partners.

Revenues of the TAM Loyalty Program from credit cards, hotels, car rentals and others are recognized when the points are issued to the participants.

The cost is estimated on the basis of the incremental cost that corresponds to the value of the boarding service, fuel, insurance and boarding pass (Note 21 (ii)).

Beginning on January 1, 2010, the Company transferred the management of the loyalty program to its subsidiary Multiplus.

TAM S.A. and
TAM S.A. and subsidiaries
Notes to the Financial Statements
At December 31, 2009 and 2008
All amounts in thousands of reais, unless otherwise indicated

(t) Financing

Are initially recognized at fair value, upon receipt of funds, net of transaction costs. Subsequently, loans and financing are presented at amortized cost, that is, plus charges and interest in proportion to the period elapsed ("pro rata temporis").

Non-convertible debentures and bonds are recognized in a manner similar to finances.

(u) Realization of revaluation reserve

The revaluation reserve is realized proportionally to the depreciation, write-off or sale of the related revalued items, against the retained earnings account, net of income tax and social contribution effects.

(v) Earnings per share

Earnings per share are calculated based on the number of shares outstanding at the balance sheet date.

(w) Adjustment to present value

Long-term monetary assets and liabilities, and short-term monetary assets and liabilities when their effect is considered material in relation to the financial statements taken as a whole, are calculated at their present value. For December 31, 2009 and 2008, the effects of the discount of receivables and payables to present value were not considered material and, for this reason, were not recorded.

3 Consolidated financial statements

The consolidated financial statements include the financial statements of TAM S.A. and its direct and indirect subsidiaries, as listed below:

	Ownership %

	Date of consolidated financial statements	Ownership	2009	2008

			Total	Total
TLA	12.31.2009	Direct	100.00	100.00
Fidelidade	12.31.2009	Indirect	99.99	99.99
TAM Capital	12.31.2009	Indirect	100.00	100.00
TAM Capital 2	12.31.2009	Indirect	100.00
TAM Financial 1	12.31.2009	Indirect	100.00	100.00
TAM Financial 2	12.31.2009	Indirect	100.00	100.00
TP Participações	12.31.2009	Direct	100.00	99.99
Fundo Spitfire II (Exclusive fund) (i)	12.31.2009	Indirect	100.00	100.00
Multiplus S.A. (ii)	12.31.2009	Direct	100.00
Mercosur (iii)	11.30.2009	Direct	94.98	94.98

(i) In August 2004, the CVM issued Instruction 408/04 that determined that EPEs should be included in the consolidated financial statements of publicly-traded companies. Subsequently, on February 25, 2005, CVM Circular Letter 01/2005 set out further clarifications to support the concept of investments liable to consolidation. This fund was consolidated based on these CVM pronouncements.

(ii) As mentioned in Note 1, the Company acquired all of the shares of Multiplus S.A.

(iii) The financial statements of the subsidiary Mercosur, hosted in the Paraguay were originally prepared in guaranis and subsequently translated into reais at the guarani/dollar/real exchange rate.

TAM S.A. and
TAM S.A. and subsidiaries
Notes to the Financial Statements
At December 31, 2009 and 2008
All amounts in thousands of reais, unless otherwise indicated

3.1 Consolidation practices

The main consolidation procedures are:

  elimination of asset and liability balances between the parent company and its subsidiaries, as well as revenues and expenses from its transactions in the proportion of the investor's interest;

  elimination of interest in shareholders' equity and net income (loss) for the year of the subsidiaries in proportion to the investor's interest in the investee;

  recording of the portions of net income (loss) and shareholders' equity related to non-controlling interests in a separate caption.

4 Cash and cash equivalents

	Parent company		Consolidated

	2009	2008	2009	2008

		(Reclassified)		(Reclassified)
Cash and banks	286	404	123,387	105,251
Short-term deposits	131,666	45,818	951,785	566,534

Cash and cash equivalents	131,952	46,222	1,075,172	671,785

At December, 2009 and 2008 no amounts have been used as part of overdraft facilities.

5 Marketable securities

	Parent company		Consolidated

	2009	2008	2009	2008

In local currency		(Reclassified)		(Reclassified)
Exclusive investment funds
Government securities	256,651	209,189	740,209	683,779
Private securities	32,327	68,220	93,234	222,990
Other	11	381	32	1,246
Austrian bonds		84,124		84,124
Bank deposit certificates – CDB			46,696	11,164

	288,989	361,914	880,171	1,003,303

In foreign currency
Bank notes				221,518
Other bank deposits (i)			130,851	17,450

			130,851	238,968

Total	288,989	361,914	1,011,022	1,242,271

All marketable securities are measured at fair value through profit or loss and held for trading.

The management of marketable securities in the domestic market is primarily performed through exclusive investment funds. This structure has a high level of transparency and corporate governance. The custody of securities and units of funds and the management of funds are carried out by an independent management institution. The mandates and regulations are consistent within each type of management and have clear limits and measurement methods for market, credit and liquidity risks. In addition to inspection by the CVM, each fund is subject to an independent audit. The average yield of these funds was 10.04% in 2009 (2008 – 11.33%) .

TAM S.A. and
TAM S.A. and subsidiaries
Notes to the Financial Statements
At December 31, 2009 and 2008
All amounts in thousands of reais, unless otherwise indicated

Investments in foreign markets consist basically in time deposits, notes and overnight transactions with first tier banks with which the Company maintains business relationships. These investments had an average yield of 0.37 % in 2009 (2008 – -4.89%) .

6 Trade accounts receivable – Consolidated

(a) Balance breakdown

	2009				2008

	Domestic	International (*)	Total	%	Total	%

Credit cards	708,436	59,145	767,581	63.8	701,013	56.9
Travel agencies	182,724	42,866	225,590	18.8	273,939	22.2
Partners – TAM Loyalty Program	51,742		51,742	4.3	59,507	4.8
Account holders	44,373	1,643	46,016	3.8	39,687	3.2
Cargo agency	3,628	57,570	61,198	5.1	79,973	6.5
Installment payment by checks	19,525		19,525	1.6	33,389	2.7
Other	28,478	2,258	30,736	2.6	44,407	3.7

Total	1,038,906	163,482	1,202,388	100.0	1,231,915	100.0

Allowance for doubtful accounts	(64,131)	(16,278)	(80,409)		(74,676)

Total	974,775	147,204	1,121,979		1,157,239

(*) At December 31, 2009 the balance includes R$ 57,638 denominated in US Dollars, R$ 81,473 denominated in Euros, R$ 11,308 denominated in pound sterling, and the remaining balance is composed of various currencies.

(b) Aging list of receivables

Breakdown	2009	%	2008	%

Current	1,063,035	88.4	1,119,068	90.8
Past-due
Up to 60 days	29,493	2.5	20,651	1.7
From 61 to 90 days	5,740	0.5	3,796	0.3
From 91 to 180 days	10,321	0.9	2,482	0.2
From 181 to 360 days	12,093	1.0	27,572	2.2
Over 360 days	81,706	6.7	58,346	4.8

	1,202,388	100.0	1,231,915	100.0

(c) Provision for impairment of trade receivables

	2009	2008

Balance at the beginning of the year	74,676	50,240

Charge for the period	10,398	25,047
Amounts reversed	(4,665)	(611)

Balance at the end of the year	80,409	74,676

The additions and recovery of accrued receivables were included in "selling expenses" in the statement of operations.

The maximum exposure to credit risk at the reporting date is the carrying value of each type of receivable mentioned above.

TAM S.A. and
TAM S.A. and subsidiaries
Notes to the Financial Statements
At December 31, 2009 and 2008
All amounts in thousands of reais, unless otherwise indicated

7 Inventories – Consolidated

(a) Balance breakdown

	2009	2008

Spare parts and materials for repairs and maintenance	278,498	281,679
Other	19,937	20,360

Total	298,435	302,039
Provision for losses and obsolescence	(103,343)	(70,483)

Total	195,092	231,556

“Other” is mainly composed of uniforms, stationery and catering items.

(b) Changes in the provision for inventory obsolescence

	2009	2008

Balance at the beginning of year	70,483	53,180

Additions	41,328	17,303
Write-offs due to sale and obsolescence	(8,468)

Balance at the end of year	103,343	70,483

The additions and write-offs due to sale and obsolescence were included in “cost of services rendered”.

8 Taxes recoverable

	Parent company		Consolidated

	2009	2008	2009	2008

Income tax and social contribution	28,409	20,421	30,675	71,183
PIS and COFINS			2,371	2,358
ICMS			32,609	34,340
Withholding income tax	3,972	6,229	27,222	6,520
Taxes paid in other countries	3,471		19,955	17,736
Other			1,242	1,805

	35,852	26,650	114,074	133,942

Current	(35,852)	(26,650)	(99,268)	(120,712)

Non-current			14,806	13,230

The non-current balances, in consolidated, are presented under the caption “other receivables”.

TAM S.A. and
TAM S.A. and subsidiaries
Notes to the Financial Statements
At December 31, 2009 and 2008
All amounts in thousands of reais, unless otherwise indicated

9. Deferred income tax and social contribution

(a) Balance breakdown

	Parent company		Consolidated

	2009	2008	2009	2008

		(Reclassified)		(Reclassified)
Assets
Tax credits:
of income tax loss	10,247	10,692	82,418	10,692
of social contribution tax loss	4,917	5,077	42,638	5,077
of income tax on temporary differences			284,169	600,744
of social contribution on temporary differences			42,483	161,032

	15,164	15,769	451,708	777,545

Current	3,614	15,769	36,958	58,564

Non - current	11,550		414,750	718,981

Liabilities
Tax debits:
of income tax on asset revaluation (i)			(36,391)	(36,339)
of social contribution on asset revaluation (i)			(13,101)	(13,136)
of income tax on temporary differences			(287,276)	(30,257)
of social contribution on temporary differences			(103,900)	(10,823)

			(440,668)	(90,555)

Non - current			(440,668)	(90,555)

(i) Social contribution and income tax on asset revaluation: amount of taxes accrued using the regular rates, 25% for income tax and 9% for social contribution, calculated on the amount of revaluation of property, plant and equipment items, except land, and realized in the proportion of the realization of the revaluation reserve.

TAM S.A. and
TAM S.A. and subsidiaries
Notes to the Financial Statements
At December 31, 2009 and 2008
All amounts in thousands of reais, unless otherwise indicated

(b) Deferred taxes (Assets and liabilities):

	Parent company		Consolidated

	2009	2008	2009	2008

		(Reclassified)		(Reclassified)

Tax loss accumulated for the year	40,987	42,767	329,672	42,767
Social contribution tax loss accumulated	54,635	56,415	473,757	56,415
Temporary differences:
Provision for loss on hedge instruments			191,182	1,128,985
Provision for contingencies			111,101	102,270
Adjustments arising from adoption of Law 11638/07			(1,265,874)	253,206
Provision for inventory losses and losses on other receivables			69,080	110,316
Provision for incremental cost -TAM loyalty program			57,797	46,462
Deferred income of sale–leaseback			115,356
Other			42,872	29,235
Taxes with suspended payment			664,642	610,941
Revaluation reserve			(145,564)	(145,931)

Income tax base	40,987	42,767	170,264	2,178,251
Social contribution tax base	54,635	56,415	(350,293)	1,582,532

Income tax nominal rate	25%	25%	25%	25%
Social contribution nominal rate	9%	9%	9%	9%

Income tax	10,247	10,692	42,566	544,562
Social contribution	4,917	5,077	(31,526)	142,428

Total deferred taxes, net	15,164	15,769	11,040	686,990

(c) Deferred tax credit recovery period

The Company and its direct and indirect subsidiaries record their deferred tax credits arising from temporary differences, income tax losses and social contribution tax losses as provided for by CVM Resolution 273/1998 and CVM Instruction 371/2002. Management of the Company and its subsidiaries considers that the balances of deferred income tax and social contribution assets arising from temporary differences will be realized in the proportion of the final resolution of the contingencies and events that gave rise to them. For tax credits arising from income tax losses and social contribution tax losses, according to a technical study approved by TAM’s management bodies, the generation of taxable income in next ten years, adjusted to present value, will be sufficient to absorb these tax credits, as follows:

	Parent Company	Consolidated

	2009	2009

2010	3,614	36,958
2011	3,046	48,071
2012	2,554	34,077
2013	2,380	2,380
2014	1,941	1,941
2015	1,629	1,629

	15,164	125,056

For direct and indirect subsidiaries that did not present, at December 31, 2009, histories of profitability and/or expectation of generation of sufficient taxable income in the next ten years, the tax credits on income tax loss and social contribution tax loss were not recognized, nor the tax credits on temporary differences. The credits not recognized in the accounting records total R$ 5,848 in the consolidated (2008 - R$ 1,244).

TAM S.A. and
TAM S.A. and subsidiaries
Notes to the Financial Statements
At December 31, 2009 and 2008
All amounts in thousands of reais, unless otherwise indicated

10 Prepaid aircraft maintenance - Consolidated

Advances for aircraft maintenance are guarantees to the owner of the leased aircraft and engines that when receiving them, they can restore them to their original condition. Certain aircraft lease agreements require advance deposits in a restricted account on behalf of the lessor, relating to maintenance. The lessor may withdraw funds from this account if the required maintenance of aircraft and engines is not carried out upon their return. As TLA performs the maintenance of aircraft and their related items such as fuselage, landing gear, among others, TLA may request that the lessor return the related amount.

At December 31, 2009, amounts maintained into maintenance reserves, are R$ 408,628 (2008 – R$ 432,839), corresponding to US$ 234,682 (2008 - US$ 185,211).

11 Deposits in guarantee - Consolidated

Deposits and collaterals related to aircraft and engine lease agreements are adjusted based on the U.S. dollar variation and are subject to interest that may range up to the London Interbank Offered Rate ("LIBOR''), plus interest of 1% per annum. The terms for redemption of deposits and collateral are defined in the lease agreements. At December 31, 2009 the balance of deposits was R$ 59,520 (2008 – R$ 116,135), equivalent to US$ 34,185 thousand (2008 - US$ 49,694 thousand)

12 Related parties

(a) Balances

	Parent Company

	2009	2008

Current assets
Interests on capital and dividends receivable
TAM Linhas Aéreas	223,001	47,057

Non-current assets
Intercompany loans
TAM Linhas Aéreas	18,714

Non-current liabilities
Intercompany loans
TAM Linhas Aéreas		536

(b) Transactions

Transactions with related parties that affected the results are represented by:

	Parent Company		Consolidated

	2009	2008	2009	2008

Administrative expenses
Trademark license
TAM Milor (i)	148	161	16,665	15,429

Financial result
Intercompany loans
TAM Linhas Aéreas	(400)

TAM S.A. and
TAM S.A. and subsidiaries
Notes to the Financial Statements
At December 31, 2009 and 2008
All amounts in thousands of reais, unless otherwise indicated

During the year ended December 31, 2009, TLA received from Táxi Aéreo Marília S.A. (“TAM Marília”) R$ 65 (2008 – R$ 130), as reimbursement for the use of its infrastructure, especially related to the import and human resources areas. This amount was credited to “cost of services rendered”. TAM Marília and TAM have common indirect shareholders.

On May 11, 2007, TLA and TAM Marília agreed to share the use of a hangar located by Congonhas airport São Paulo, for a period of 10 years. TLA paid R$ 15,500 upfront to TAM Marília and is entitled to use the facilities and the infra-structure of the hangar, providing the same cargo services, as those previously provided in the cargo terminal. The total amount was established based on valuation reports performed by independent companies, reflecting the economic premium obtained by the use of such a location in TAM's cargo activities. The amount recognized in the income statement for the year ended December 31, 2009 amounted to R$ 1,550 (2008 - R$ 1,550).

The Company and its subsidiaries signed, in March 2005, an agreement whereby they acquired the license of the trademark “TAM” from TAM Milor Táxi Aéreo, Representações, Marcas e Patentes S.A. ("TAM Milor"). This agreement is effective for a term identical to the current passenger air transport concession of TLA and establishes a monthly fee, adjusted annually by the IGP-M inflation index, totaling R$ 16,665 for the year ended December 31, 2009 (2008 – R$ 15,429), recorded under “Administrative expenses”.

(c) Compensation of key management personnel - Consolidated

Key management personnel include the members of the board of directors, the CEO, vice presidents and statutory officers. The compensation paid or payable for services provided by employees is as follows:

	2009	2008

Salaries	9,497	9,031
Profit sharing and bonuses	9,875	7,326
Stock option plan – call options of exercised shares	11,409	16,512
Other benefits	810	476

	31,591	33,345

13 Investments

(a) Balance breakdown

	Parent Company		Consolidated

	2009	2008	2009	2008

Ownership interest in subsidiaries	1,692,421	584,857
Negative goodwill on acquisition of subsidiaries (*)	(11,099)	(11,099)
Other investments				70

	1,681,322	573,758		70

(*) In the consolidated, this amount is reclassified to “Other payables” in non-current liabilities.

TAM S.A. and
TAM S.A. and subsidiaries
Notes to the Financial Statements
At December 31, 2009 and 2008
All amounts in thousands of reais, unless otherwise indicated

(b) Information on subsidiaries

	TLA		Mercosur		TP		Multiplus	Total

	2009	2008	2009	2008	2009	2008	2009	2009	2008

Capital	752,727	752,727	46,183	46,183	30	30	1
Shareholders’ equity	1,629,156	502,532	66,711	83,486	30	30
Shareholders’ deficit							(128)
Net income (loss) for the year	1,335,216	(1,514,434)	33,488	17,976			(128)

Number of shares - total
Common	2,064,602	2,064,602	87,653	87,653	30,100	30,100	500

Held
Common	2,064,602	2,064,602	83,253	83,253	30,099	30,099	500

Ownership %
In total capital	100,00	100,00	94,98	94,98	99,99	99,99	100,00
In voting capital	100,00	100,00	94,98	94,98	99,99	99,99	100,00

Dividends and interest on capital proposed and/or paid	223,001	47,057	27,636

Carrying value of investment	1,629,156	505,532	63,363	79,295	30	30	(128)	1,692,421	584,857
Equity share of results of investees	1,335,216	(1,514,434)	31,807	16,416			(128)	1,366,895	(1,498,018)
Carrying value adjustment			(20,103)	13,152				(20,103)	13,152

TAM S.A. and
TAM S.A. and subsidiaries
Notes to the Financial Statements
At December 31, 2009 and 2008
All amounts in thousands of reais, unless otherwise indicated

(c) Changes in investments – Parent Company

	TLA	Mercosur	TP	Multiplus	Total

Balances at December 31, 2007	1,954,033	49,727	30		2,003,790

Prior year adjustment	58,757				58,757

Balances at December 31, 2007 - Adjusted	2,012,790	49,727	30		2,062,547

Exchange variation on foreign subsidiary		13,152			13,152

Equity share of results of investees	(1,514,434)	16,416			(1,498,018)
Stock option plan	7,176				7,176

Balances at December 31, 2008	505,532	79,295	30		584,857

Equity share of results of investees	1,335,216	31,807		(128)	1,366,895
Stock option plan	11,409				11,409
Dividends and interest on capital proposed and/or paid	(223,001)	(27,636)			(250,637)
Exchange variation on foreign subsidiary		(20,103)			(20,103)

Balances at December 31, 2009	1,629,156	63,363	30	(128)	1,692,421

(d) TAM Linhas Aéreas S.A.

The main captions of the consolidated financial statements of TAM Linhas Aéreas S.A., included in the consolidated financial statements of TAM S.A., are:

	2009	2008

Assets
Current assets	3,250,882	3,172,016
Non-current assets	983,182	1,378,586
Other non-current assets	8,361,425	8,183,127

	12,595,489	12,733,729

Liabilities and shareholders’ equity
Current liabilities	3,652,908	4,011,103
Non-current liabilities	7,313,425	8,217,094
Shareholders’ equity	1,629,156	505,532

	12,595,489	12,733,729

Statement of operations for the year
Net services	9,749,161	10,391,567
Cost of services	(7,156,881)	(7,586,510)
Selling expenses	(1,511,936)	(1,379,155)
Administrative expenses	(794,159)	(767,532)
Financial income, net	1,693,582	(2,845,591)
Other operating income (expenses), net	34,985	19,512
Provision for income tax and social contribution	(679,536)	653,275

Net income (loss) for the year	1,335,216	(1,514,434)

TAM S.A. and
TAM S.A. and subsidiaries
Notes to the Financial Statements
At December 31, 2009 and 2008
All amounts in thousands of reais, unless otherwise indicated

14 Property, plant and equipment – Consolidated

Balance breakdown

	Flight equipment (i)	Land and buildings	IT equipment	Machinery and equipment	Leasehold improvements	Construction in progress (ii)	Pre-delivery payments (iii)	Other (iv)	Total

Total cost	5,823,237	206,114	108,653	76,066	33,680	59,650	1,024,297	84,112	7,415,809
Accumulated depreciation	(1,530,732)	(17,339)	(60,640)	(37,779)	(6,693)			(50,983)	(1,704,166)

Net book value at December 31, 2007	4,292,505	188,775	48,013	38,287	26,987	59,650	1,024,297	33,129	5,711,643

Acquisitions	3,228,970	6,631	31,408	39,005	21,428	26,402	401,653	21,102	3,776,599
Transfers	(16,322)	49,790				(49,790)			(16,322)
Transfer of pre-delivery payments (v)							(1,046,110)		(1,046,110)
Disposals/write-offs	(3,732)			(4,582)		(56)		(8,838)	(17,208)
Capitalized interest							46,384		46,384
Depreciation	(352,334)	(17,044)	(20,739)	(8,713)	(4,175)			(6,585)	(409,590)

Balances at December 31, 2008 (reclassified)	7,149,087	228,152	58,682	63,997	44,240	36,206	426,224	38,808	8,045,396

Total cost	9,032,153	262,535	140,061	110,489	55,108	36,206	426,224	96,376	10,159,152
Accumulated depreciation	(1,883,066)	(34,383)	(81,379)	(46,492)	(10,868)			(57,568)	(2,113,756)

Net book value at December 31, 2008 (reclassified)	7,149,087	228,152	58,682	63,997	44,240	36,206	426,224	38,808	8,045,396

Acquisitions	462,964	2,488	10,219	25,953	27,872	5,973	172,185	11,275	718,929
Transfers	30,025					(30,025)
Transfer of pre-delivery payments (v)							(138,287)		(138,287)
Disposals/write-offs	(7,945)	(5,164)	(453)	(883)	(20)			(345)	(14,810)
Capitalized interest							30,557		30,557
Depreciation	(454,667)	(5,506)	(20,702)	(11,346)	(6,777)			(8,759)	(507,757)

Balances at December 31, 2009	7,179,464	219,970	47,746	77,721	65,315	12,154	490,679	40,979	8,134,028

Total cost	9,517,197	259,859	149,827	135,559	82,960	12,154	490,679	107,306	10,755,541
Accumulated depreciation	(2,337,733)	(39,889)	(102,081)	(57,838)	(17,645)			(66,327)	(2,621,513)

Net book value at December 31, 2009	7,179,464	219,970	47,746	77,721	65,315	12,154	490,679	40,979	8,134,028

Average annual depreciation rates - %	6.58	2.39	20.00	10.00	10.00			14.86

TAM S.A. and
TAM S.A. and subsidiaries
Notes to the Financial Statements
At December 31, 2009 and 2008
All amounts in thousands of reais, unless otherwise indicated

(i) Includes aircraft, engines and spare parts. Acquisitions include aircraft that were considered finance leases, according to CPC 06 - Leases. At December 31, 2009 TAM has 66 aircraft under this form of lease (2008 – 64 aircraft).

(ii) Refers mainly to improvements carried out at the São Carlos Technology Center.

(iii) Amounts disbursed from the aircraft acquisition program are recorded as advances, considering that at the time of the disbursement the form of lease agreement that will be used is not yet been defined.

(iv) Comprises basically furniture and vehicles.

(v) Transfers occur when the aircrafts are delivered and amounts are either returned to TAM or capitalized within flight equipment.

The properties and improvements of the subsidiary TLA pledged as collateral for loans total R$ 110,499 (2008 - R$ 110,499).

Other than aircraft, there are no significant amounts of property, plant and equipment outside of Brazil. Aircraft are based in Brazil but fly both domestically and internationally.

The depreciation expense is recorded under result as follows:

	2009	2008

Cost of services rendered	428,275	359,640
Selling expenses	1,262	840
General and administrative expenses	78,220	49,110

	507,757	409,590

TAM S.A. and
TAM S.A. and subsidiaries
Notes to the Financial Statements
At December 31, 2009 and 2008
All amounts in thousands of reais, unless otherwise indicated

15 Intangible Assets - Consolidated

	IT Projects (i)	Software (ii)	Other intangibles (ii)	Total

Total cost	22,723	14,348		37,071
Accumulated amortization		(2,823)		(2,823)

Net book value at December 31, 2007	22,723	11,525		34,248

Acquisitions	80,044	23,527	29,897	133,468
Write-off	(431)	(278)		(709)
Amortization		(14,915)		(14,915)

Balances at December 31, 2008	102,336	19,859	29,897	152,092

Total cost	102,336	37,597	29,897	169,830
Accumulated amortization		(17,738)		(17,738)

Net book value at December 31, 2008	102,336	19,859	29,897	152,092

Acquisitions	115,777	18,287	1,232	135,296
Write-off	(3,015)			(3,015)
Amortization	(28,232)	(14,440)		(42,672)

Balances at December 31, 2009	186,866	23,706	31,129	241,701

Total cost	215,098	55,884	31,129	302,111
Accumulated amortization	(28,232)	(32,178)		(60,410)

Net book value at December 31, 2009	186,866	23,706	31,129	241,701

(i) The balance of IT projects considers expenditures for development of projects and software, including costs of materials, third parties’ worked hours and other direct costs, which are recognized when it is probable that they will be successful, taking into account their commercial and technological feasibility, and only when their cost can be reliably measured. These expenditures are amortized on the straight-line method over the period of the expected benefits. The estimated amortization period is five years, depending on the recoverability study of each project.

(ii) Software and other intangibles are recorded at cost less accumulated amortization and impairment and correspond to payments made to the Star Alliance international airline network. This intangible will be amortized as from the moment when TAM finishes the process of integration into the network and the asset starts to be used which is currently expected to occur in the second quarter of 2010.

The amortization expense is recorded under result as follows:

	2009	2008

Cost of services rendered	41,677	672
Selling expenses	222	235
General and administrative expenses	773	14,008

	42,672	14,915

TAM S.A. and
TAM S.A. and subsidiaries
Notes to the Financial Statements
At December 31, 2009 and 2008
All amounts in thousands of reais, unless otherwise indicated

16 Finance leases – Consolidated

	Monthly payments expiring in	2009	2008

In local currency

IT equipment	2012	34,832	27,551

In foreign currency

Aircraft	2022	4,319,859	6,176,550
Engines	2017	160,657	244,379
Machinery and equipment	2012	5,597

		4,520,945	6,448,480

Current		(497,147)	(680,440)

Non-current		4,023,798	5,768,040

TAM has provided letters of guarantee and deposits in guarantee with respect to finance leases.

Non-current amounts by maturity year are as follows:

Year	2009	2008

2010		631,994
2011	502,267	644,124
2012	518,841	631,094
2013	537,333	691,865
2014	430,014	640,961
2014 thereafter	2,035,343	2,528,002

	4,023,798	5,768,040

At December 31, 2009, the Company, through its subsidiaries TLA and Mercosur, has 66 aircraft (2008 – 64 aircraft) recorded as finance lease.

The changes in balances of finance leases occurred as follows:

	Opening balance	Net proceeds obtained (i)	Repayment of principal	Repayment of interest	Financial charges	Closing balance

2009	6,448,480	211,848	(567,649)	(166,839)	(1,404,895)	4,520,945
2008	2,968,214	2,686,194	(399,036)	(122,927)	1,316,035	6,448,480

(i) These transactions do not represent capital proceeds for the Company therefore they reflect the register of an asset financed acquisition.

TAM S.A. and
TAM S.A. and subsidiaries
Notes to the Financial Statements
At December 31, 2009 and 2008
All amounts in thousands of reais, unless otherwise indicated

17 Senior Notes – Consolidated

	2009	2008

TAM Capital, Inc. (i)	520,681	710,436
TAM Capital 2, Inc. (ii)	519,044

	1,039,725	710,436

Current	(13,040)	(9,336)

Non-curent	1,026,685	701,100

(i) On April 25, 2007, TAM Capital concluded the offering of 3,000 senior notes, with unit nominal value of US$ 100 thousand, each in the total amount of US$ 300 million (equivalent to R$ 710,4 million using the exchange rate of the transaction), incurring in issuance costs of R$ 13.7 million, carrying interest at 7.375% p.a. (resulting in an effective interest rate of 7.70 p.a.%). Interest is payable semiannually and with principal payable in a bullet payment, in 2017. The transaction was issued outside Brazil under an exemption from registration with the Brazilian CVM. The Company registered the notes with the United States Securities and Exchange Commission (“SEC”) on October 30, 2007.

(ii) On October 22, 2009, TAM Capital 2 Inc. concluded the offering of 3,000 senior notes, with unit nominal value of US$ 100,000 thousand, each in the total amount of US$ 300 million (equivalent to R$ 523,2 million using the exchange rate of the transaction), incurring in issuance costs of R$ 11.9 million, carrying interest at 9.5% p.a. (resulting in an effective interest rate of 9.85%). The transaction was issued outside Brazil under an exemption from registration with the Brazilian CVM or with the SEC. TAM Capital 2 has the option to early redeem the Senior Notes at any time prior to January 29, 2015 and at specified redemption rates thereafter. In the event of early redemption a redemption price must be paid. Management has concluded that the redemption price compensates the lender for loss of interest and, as such, the redemption option is considered clearly and closely related to the Senior Notes.

The changes in the balance of senior notes are as follows:

	Opening balance	Net proceeds obtained	Payment of interest	Interest and foreign exchange differences	Closing balance

2009	710,436	502,298	(43,387)	(129,622)	1,039,725
2008	538,466		(44,028)	215,998	710,436

TAM S.A. and
TAM S.A. and subsidiaries
Notes to the Financial Statements
At December 31, 2009 and 2008
All amounts in thousands of reais, unless otherwise indicated

18 Loans – Consolidated

(a) Balance breakdown

	Guarantees	Financial charges (effective rates in 2009 and 2008)	Forms of payment and final maturity	2009	2008

In local currency

FINEM - Subloan A (i)	Mortgage on assets and accounts receivable	TJLP + 4.5% p.a. (10.5% p.a and 10.8% p.a)	Monthly until 2011	28,655	43,554
FINEM - Subloan B (i)	Mortgage on assets and accounts receivable	BNDES Basket of currencies + 3.0% p.a. (12.3% p.a. and 10.5% p.a)	Monthly until 2012	4,023	7,984
Other (ii)			Monthly until 2013	6,533	9,261

				39.211	60.799

In foreign currency

FINIMP (iii)	Promissory notes from a minimum of US$ 1,663 thousand to a maximum of US$ 13,933 thousand	Annual LIBOR + 1.0% p.a. to 6.6% p.a. (5.4% p.a and 5.3% p.a)	Annual until 2010	284,760	167,289
International Finance Corporation – IFC (iv)	Deposit in guarantee of US$ 2,500 thousand	6 months LIBOR+ 1.6% p.a (1.1% p.a. and 3.0% p.a)	Half-yearly until 2010	7,247	28,900
International Finance Corporation – IFC (Working Capital)	Deposit in guarantee of US$ 2,500 thousand	6 months LIBOR + 3% p.a (3.4% p.a.)	Half-yearly until 2012	12,476	23,493
Lease renegotiation (v)	Letter of guarantee	Fixed installments (US$ 55 thousands)	Monthly until 2022	9,898	14,013
Financing – Pre-delivery payment (vi)	Unconditional guarantee	Monthly LIBOR + 0.6% p.a. (0.3% p.a and 2.6% p.a)	Monthly until 2011	139,870	107,074

Other (vii)				3,826

				458,077	340,769

				497,288	401,568

Current				(458,602)	(191,835)

Non-current				38,686	209,733

FINIMP – Import Financing, FINEM – Government agency financing for machinery and equipment, TJLP – Long term interest rate and CDI – Interbank deposit certificate.

TAM S.A. and
TAM S.A. and subsidiaries
Notes to the Financial Statements
At December 31, 2009 and 2008
All amounts in thousands of reais, unless otherwise indicated

Non-current amounts by maturity year are as follows:

Year	2009	2008

2010		60,573
2011	24,791	132,559
2012	5,697	5,531
2013	860	1,221
2014	727	976
2014 thereafter	6,611	8,873

	38,686	209,733

(b) Description of loans:

(i) Loan obtained in order to finance the investment plan of 2004 and 2005 focused on expanding the São Carlos technological center, the acquisition of equipment and materials made in Brazil, the development of software technical and managerial training and environmental projects.

(ii) TAM signed financing agreements for the acquisition of machines and equipment. The transactions were entered into to 2006, with Unibanco – União de Bancos Brasileiros, Banco Bradesco S.A and Banco do Brasil S.A. with maturities throught Agust 2013.

(iii) TAM obtained loans of the FINIMP-type, to finance imports of aircraft parts. Outstanding loans have been entered into in 2008, with banks HSBC Banco Multiplo and Banco Itaú S.A, with maturities through March 2010, and loans obtained in 2009, with Banco Safra S.A,, Banco do Brasil S.A., Banco Santander Brasil S.A, Banco Itaú S.A. and Bradesco S.A., with maturities through December 2010.

(iv) On December 16, 2005, TLA entered into a loan agreement with the International Finance Corporation to finance up to US$ 33 million of PDP (pre-delivery payment) payments with respect to Airbus aircraft firm orders with scheduled delivery dates 2010.

(v) Debt resulting from renegotiation of a contact for aircraft and parts between TAM and Fokker Aircraft BV entered into in June 25, 1982.

(vi) On December 28, 2007, TLA entered into a loan agreement of loan with Banco BNP Paribas to finance up to US$ 117.1 million of PDP (pre-delivery payment) with respect to Airbus aircraft firm orders with schedule delivery between 2008 and 2010.

(vii) Contract for acquisition of IT equipment software and related services.

(c) Changes in loans

	Opening balance	Net proceeds obtained	Repayment of principal	Payment of interest	Interest and foreign differences	Closing balance

2009	401,568	408,766	(209,001)	(15,368)	(88,677)	497,288
2008	1,067,847	425,509	(1,303,884)	(43,476)	255,572	401,568

(i) Part of the recorded amounts do not represents inflows of funds for the Company, but reflect the acquisition of a financed asset.

TAM S.A. and
TAM S.A. and subsidiaries
Notes to the Financial Statements
At December 31, 2009 and 2008
All amounts in thousands of reais, unless otherwise indicated

19 Debentures

	Parent company		Consolidated

	2009	2008	2009	2008

TAM S.A. (i)	517,306	528,542	517,306	528,542
TAM Linhas Aéreas S.A. (ii)			594,158

	517,306	528,542	1,111,464	528,542

Current	(184,502)	(28,542)	(275,896)	(28,542)

Non-current	332,804	500,000	835,568	500,000

Non-current maturities are as follows:

Year	2009	2008

2010		166,667
2011	349,057	166,667
2012	349,162	166,666
2013	137,349

	835,568	500,000

Changes in the consolidated balance of debentures:

	Opening balance	Net proceeds obtained	Repayment of principal	Payment of interest	Financial charges	Closing balance

2009	528,542	592,686		(87,039)	77,275	1,111,464
2008	523,147			(57,393)	62,788	528,542

(i) TAM S.A.

On July 7, 2006 the Board of Directors approved the issuance for public distribution of simple, nonconvertible and unsecured debentures, with no preference but with a guarantee provided by the subsidiary TLA.

On August 1, 2006, TAM S.A. concluded the offering of 50,000 simple debentures in a single series, with unit nominal value of R$ 10, total amount of R$ 500,000, incurring debt issue costs of R$ 1,906. The debentures expire in six (6) years. Principal is repayable in 3 annual payments, the first of which is on August 1, 2010.

Interest is payable on a semiannual basis, at the rate equivalent of 104.5% of the CDI (effective interest rate at the date of issuance of 15.38%) calculated and published by CETIP (The custodian and liquidation agent). At December 31, 2009 the effective interest rate was 10.32% (2008 – 14.29%) .

The Company will be subject to certain obligations under the debenture contracts, such as compliance with certain financial indices, limits on the issuance of financial debt, and priority in the repayment of debentures. Such requirements will become effective as from 2010, when the debentures will start to be amortized.

TAM S.A. and
TAM S.A. and subsidiaries
Notes to the Financial Statements
At December 31, 2009 and 2008
All amounts in thousands of reais, unless otherwise indicated

(ii) TAM Linhas Aéreas S.A.

On July 16, 2009 the Board of Directors approved the issuance for public distribution of simple and nonconvertible debentures, with a guarantee provided by TAM S.A.

On July 24, 2009 TAM Linhas Aéreas S.A. concluded the offering of 600 simple debentures in a single series, with unit nominal value of R$ 1,000 for a, total amount of R$ 600,000, incurring costs of R$ 7,314. The debentures expire in four years and are repayable in 13 quarterly installments as from July 24, 2010.

Interest is payable monthly, at a rate equivalent to 126.5% of the CDI (effective interest rate at the date of issuance of 11.50%), calculated and published by CETIP (The custodian and liquidation agent). The effective interest rate was 12.5% p.a. as at December 31, 2009.

The TLA may exercise early redemption at any time, at the Issuer's discretion, by sending or publishing a notice to debenture holders 10 days in advance. The early redemption can be total or partial, for the unamortized unit nominal value, plus interest and a premium of 0.75% levied on the unamortized nominal value. The debentures subject to this procedure are mandatorily canceled.

20 Commitments - Consolidated

(a) Operating lease agreements – Consolidated

TLA has obligations arising under operating lease contracts. The amounts of these commitments are not recorded in the financial statements, totaling 66 aircrafts (2008 – 65 aircraft). These agreements have an average term of 125 months and are denominated in U.S. dollars plus LIBOR. The lease expense, recognized in the consolidated statement of income in "Cost of services rendered", was R$ 525,200 for the year ended December 31, 2009 (2008 – R$ 424,637), equivalent to US$ 301,631 thousands (2008 – US$ 181,702 thousands).

For most of the transactions, TAM has given letters of guarantee or deposits as a guarantee.

In addition, to meet the payment conditions established by contract, promissory notes guaranteed by the Company were issued, totaling R$ 44,540 thousand at December 31, 2009 (2008 - R$ 85,282 thousand).

Future aggregate payments under these contracts are as follows:

	Monthly payments with finalmaturity in

		2009	2008

In foreign currency

Aircraft	2021	1,478,308	2,419,036
Engines	2014	34,678	60,750

Total		1,512,986	2,479,786

TAM S.A. and
TAM S.A. and subsidiaries
Notes to the Financial Statements
At December 31, 2009 and 2008
All amounts in thousands of reais, unless otherwise indicated

Amounts by maturity year are as follows:

Year	2009	2008

2009		540,784
2010	364,915	512,810
2011	346,358	485,098
2012	291,400	404,065
2013	203,235	268,891
2013 thereafter	307,078	268,138

	1,512,986	2,479,786

(b) Commitments for future aircraft leases

i. Airbus:

In 2005, the Company executed an amendment to an existing contract with Airbus for the firm order of 20 Airbus A320, the remaining nine of which are to be delivered by 2010, with an option for 20 more of the same aircraft family (including A319, A320 and A321). In 2006, the Company finalized the contract to acquire a further 37 Airbus aircraft (31 aircraft narrow body aircraft family A320 and six A330 aircraft), for delivery by 2012.

On June 28, 2007, the Company also executed a Memorandum of Understanding for the purchase of 22 Airbus A350XWB models 800 and 900, with ten more options, for delivery between 2013 and 2018.

Additionally, the Company confirmed the exercise of four options for Airbus A330, two of which will be delivered in 2010, and the other two in 2011, related to the agreement signed at the end of 2006. TAM also confirmed the twenty options that had been postponed from 2005 to 2006 with anticipated delivery before the end of 2014.

ii. Boeing:

In 2006, the Company ordered four Boeing 777-300ERs with options for four aircraft, which were converted to firm orders in 2007. Upon receipt of the four aircraft in 2008, the Company has signed an amendment to an existing contract for other two aircraft and has six firm orders contracted with Boeing for this type of aircraft, of which four are expected to be delivered in 2012 and two in 2013.

21 Other payables - Consolidated

	2009	2008

		(Reclassified)
Reorganization of Fokker 100 Fleet (i)	24,152	51,186
TAM Loyalty Program (ii)	57,797	46,462
Maintenance provision – “Power by the hour”	164,255	142,421
Other payables	120,135	249,574

	366,539	469,429

Current	(181,490)	(175,339)

Non-current	185,049	294,090

TAM S.A. and
TAM S.A. and subsidiaries
Notes to the Financial Statements
At December 31, 2009 and 2008
All amounts in thousands of reais, unless otherwise indicated

(i) Reorganization of Fokker 100 Fleet

As a result of the process for reorganizing its Fokker 100 fleet, on December 19, 2003 the subsidiary TLA rescinded 19 lease agreements then effective, of which ten were under finance leases and nine under operating leases. As a result, the subsidiary signed an agreement, committing to pay a rescissory fine in 30 quarterly and consecutive installments, with maturities between April 2004 and July 2011 in the original amount of R$ 94,188, fully recorded in the result for that year. Letters of guarantee were offered by the subsidiary TLA as guarantee.

The subsidiary also renegotiated the maturity of certain installments past-due through the agreement signing date, in the original amount of R$ 49,599.

At December 31, 2009, the total amount of the commitment is R$ 24,152 (2008 – R$ 51,186), equivalent to US$ 13,871 thousands (2008 – US$ 21,903 thousands), R$ 15,796 of which (2008 - R$ 18,623) is classified in current liabilities.

Non-current amounts by maturity year are as follows:

Year	2009	2008

2010		20,973
2011	8,356	11,590

	8,356	32,563

(ii) TAM Loyalty Program

The provision for future obligations under the program at December 31, 2009 totals R$ 57,797 (2008 - R$ 46,462). The calculation of this provision is based on the number of points earned, deducted from the expected points not converted into tickets awards, and valued at the incremental cost of on board service, fuel, insurance and boarding passes. The points earned by clients through the TAM Loyalty Program are valid for two years for redemption as tickets.

22 Deferred income - Consolidated

	2009	2008

		(Reclassified)
Advance ticket sales (i)	1,008,309	819,780
Deferred gain on sale-leaseback transactions (ii)	133,917	167,655
	1,142,226	987,435

Current	(1,042,057)	(872,079)

Non-current	100,169	115,356

(i) Advance ticket sales

At December 31, 2009, the balance of advance ticket sales in the amount of R$ 1,008,309 (2008 – R$ 819,780) is represented by 3,387,396 (2008 – 2,835,019) tickets sold but not yet used.

(ii) Deferred gain on sale-leaseback transactions

Pursuant to CPC 06 – Leases, a sale and leaseback transaction involves the sale of an asset and the concurrent leaseback of the same asset by the purchaser to the seller. Gains or losses on the sale of this asset should be deferred and amortized by the seller, which becomes the lessee, based on the proportion of lease payments to the estimated period of usage of the asset.

TAM S.A. and
TAM S.A. and subsidiaries
Notes to the Financial Statements
At December 31, 2009 and 2008
All amounts in thousands of reais, unless otherwise indicated

The subsidiary TLA’s gains on sale-leaseback transactions arise from aircraft sale transactions carried out between 2001 and 2003. At December 31, 2009, the remaining balance with respect to such gains total R$ 133,917 (2008 – R$ 167,655) and will be fully amortized by 2013. At December 31, 2009, R$ 16,587 (2008 – R$ 14,934) is recorded under “other operating income” and R$ 17,151 (2008 –R$ 17,151) under “financial income”.

23 Employees benefits - Consolidated

In accordance with the labor union agreement which is annually adjusted, the Company’s management will pay a share of its profits if certain performance indicators established based on the annual budget is achieved. Accordingly, management recorded under "Salaries and social charges" a provision for payment of this benefit, related to the year ended December 31, 2009, totaling R$ 26,955 (2008 - R $ 60,939).

24 Refinanced taxes payable under fiscal recovery program (REFIS) - Consolidated

In November 2009, TLA applied to the Fiscal Recovery Program (REFIS), established by Law n° 11,941/09 and Provisional Measure, N° 449/2009. REFIS has the purpose of allowing to settle tax debt through a special mechanism for paying and refinancing tax and social security liabilities.

The general conditions of the effects of applying to REFIS are summarized below:

(a) Payment will be made in 180 monthly installments of tax debt amounting to R$ 342,505 and payment in one single installment of tax debts of R$ 10,426 for which judicial deposits exist in the amount of R$ 9,484.

(b) Debts under installment payment:

	Original amount	Penalties	Interest	Total

PIS (i)	38,935	3,104	35,807	77,846
COFINS (i)	176,025	195	88,439	264,659

Total	214,960	3,299	124,246	342,505

Current (*)				(22,834)

Non-current				319,671

(*) The amount is recorded under “Taxes and fees payable” in current liabilities.

(i) As further explained in Note 19 corresponds to the increase in the tax base of the PIS tax and the increase in the contribution and basis of calculation of COFINS tax. In accordance with the requirements of the REFIS the Company has already filed a dismissal of the lawsuits it had begun challenging the unconstitutionality of such increases.

(c) A gain has been recognized for the reduction of penalties and interest previously, provided for amounting to R$ 70,812. Of the total amount, R$ 24,448 was recognized under “operating expenses – “Other and the amount of R$ 46,364 was recorded as a reduction in Finance costs. The gain corresponds to the reductions established by Law 11941/09 for payment of the taxes due in 180 months of 60% in penalties and 25% in late payment interest.

TAM S.A. and
TAM S.A. and subsidiaries
Notes to the Financial Statements
At December 31, 2009 and 2008
All amounts in thousands of reais, unless otherwise indicated

(d) By applying to the REFIS, the Company commits to make the monthly payments and not become overdue more than 90 days and to withdraw all lawsuits (and any legal right resulting from it) it has begun with respect to the taxes included in REFIS. If those commitments are not honored the Company will be excluded from the REFIS and a new tax debt will be determined based on the amounts originally due plus interest and penalties.

25 Provision for contingencies and judicial deposits – Consolidated

(a) Contingent liabilities

The Management of the Company and its subsidiaries record provisions for contingencies classified a probable loss, based on the opinion of its legal counsel. At December 31, 2009 and 2008, the total amount and changes in provisions for contingencies and the judicial deposits related to the matters under litigation are composed as follows:

		Additional				Conversion
	Balance at	Provisions			Financial	into REFIS	Balance at
	12/31/2008	(Deposits)	(Reversals)	Payments	charges	debt	12/31/2009

PIS and COFINS (i)	392,150		(70,812)		21,167	(342,505)
Additional tariff (ii)	420,338	55,062			40,063		515,463
Airline fund (iii)	100,420	24,448			10,221		135,089
Labor lawsuits	24,180	3,564		(9,068)			18,676
Civil lawsuits	57,412	21,231		(11,115)	(149)		67,379
Other tax lawsuits	38,228	1,721		(799)	1,072		40,222

Total	1,032,728	106,026	(70,812)	(20,982)	72,374	(342,505)	776,829

(-) Judicial deposits	(84,928)	(28,408)		3,066	14		(110,256)

Total	947,800	77,618	(70,812)	(17,916)	72,388	(342,505)	666,573

(i) Corresponds to the discussion of the constitutionality of the increase in the tax base of the PIS tax and the increase in the contribution and basis of calculation of COFINS tax, introduced under Law nº 9,718/98. Judicial deposits were made for certain months, and for the others TLA is supported by judicial measures. These amounts, net of judicial deposits, are updated based on the SELIC interest rate.

During 2009 a reversal of R$ 70,812 was recognized as result of TLA having applied to the tax refinancing program called REFIS with respect to this contingent liability. See additional information in Note 24.

(ii) Refers to the collection of 1% on the amount of fares of all tickets sold for regular domestic routes. TLA management, based on the opinion of its tax consultants, is challenging the constitutionality of this collection. The non-payment of the tax is supported by a judicial order.

(iii) Refers to the collection of 2.5% on the monthly payroll for private social welfare and professional training entities. TLA, based on the opinion of its tax consultants, is challenging the constitutionality of this collection. The non-payment of the tax is supported by a judicial order.

TAM S.A. and
TAM S.A. and subsidiaries
Notes to the Financial Statements
At December 31, 2009 and 2008
All amounts in thousands of reais, unless otherwise indicated

The Company and its subsidiaries are also parties to other tax, labor and civil lawsuits, involving risks of loss that management, based on the assessment of its legal counsel, classified as possible, in the estimated amount below, for which no provision is required.

	2009	2008

Civil lawsuits	31,915	32,001
Labor lawsuits	231,257	192,353
Tax lawsuits	690,770	563,566

	953,942	787,920

(b) Contingent Assets

(i) ICMS

On December 17, 2001, the Federal Supreme Court ruled that domestic and international air passenger transportation revenue, as well as international air cargo transportation revenue were no longer subject to ICMS.

Consequently, based on this ruling, ICMS (Tax on the Circulation of Merchandise and Services, or ICMS) taxation on domestic air cargo transportation revenue is still due. At December 31, 2009, the provision maintained by the Company totals R$ 4,772 (2008 – R$ 6,187), recorded under “Taxes and fees payable”. The installments due in more than one year total R$ 60 at December 31, 2009 (2008 – R$ 98), classified under “Other payables”.

In the period from May 1989 to May 1994, collections of ICMS considered undue were made in view of the unconstitutionality of the Law that required it. TLA elected to file lawsuits in different states of the country, to claim the amount paid in error, in order to recover all the amounts unduly paid. The management of TLA will only recognize the involved credits, estimated at approximately R$ 55,000 (unaudited), and eventual inflation adjustment when a final and unappealable decision is issued regarding the recovery of these amounts.

(ii) Indemnification for losses on regulated fares

TLA filed a lawsuit against the Federal Government, claiming an indemnification for the loss of the economic-financial equilibrium of its air transportation concession agreement as a result of having to freeze its prices from January 1988 to September 1993 in order to maintain operations with the prices set then by the Federal Government.

In April 1998, the lawsuit was judged founded by the Federal Court and the amount of the indemnification was established at R$ 245,000 (unaudited), based on a calculation made by an expert appointed by the court. This amount is subject to arrears interest since September 1993 and inflation adjustment since November 1994. The 1st Panel of the Superior Court of Justice accepted the special appeal filed by TLA, determining that the Federal Regional Court analyze the merit of the appeal without the need for intervention of the public prosecution service.

Management did not record these credits, which will be made only when a final and unappealable decision in connection with the matter is issued.

TAM S.A. and
TAM S.A. and subsidiaries
Notes to the Financial Statements
At December 31, 2009 and 2008
All amounts in thousands of reais, unless otherwise indicated

(iii) Additional airport tariffs and “ATAERO”

In 2001, TLA filed a claim challenging the legality of the additional airport tariffs (“ATAERO”), which are levied at a 50% rate on the tariff amount. At December 31, 2009, the amount under litigation totals approximately R$ 777,328 (2008 - R$ 641,393), not audited, not recognized in the accounting records.

26 Financial instruments - Consolidated

26.1 Financial risk management

In view of its activities, TAM is exposed to several financial risks: market risk (including currency, interest rate and commodity price risks), credit risk and liquidity risk.

The Company has a formal Risk Management Policy that defines the rules to be followed and authorizes the Treasury Department to enter into derivative transactions in order to reduce the impact that possible fluctuations in fuel prices and foreign exchange and interest rates may have on its cash flow. The risk management is monitored by the Risk Committee that is responsible for, among other assignments:

  Decide on the increase in the hedge percentage levels, based on TAM strategic issues, and monitor the comparison between budgeted, TAM and market scenarios;
  Manage and monitor the risk exposure;
  Monitor the compliance with the hedge policy;
  Decide on the market risk exposure level;
  Establish financial limits for all institutions authorized to carry out hedge transactions;
  Monitor the performance of hedge transactions.

The Treasury Department is responsible for, among other activities, planning and implementing the decisions of the Risk Committee, monitoring the compliance of the hedge transactions with the market parameters, and informing the Risk Committee about any deviations from the Policy.

These derivatives are contracted in line with TAM's policies, considering liquidity, impact on results and cost/benefit analysis of each position taken. The control over the use of derivatives includes ensuring that the rates in derivative contracts are compatible with market rates. All contracted derivatives have the purpose of hedging TAM's risk exposures and are not used for speculation.

(a) Market risks

The Company is exposed to market risks arising from its normal commercial activities. Market risks are related mainly to changes in interest rates, exchange rates or jet fuel prices. These changes can negatively affect its cash flow and future expenses. The market risk is a possible loss arising from changes in the prices of market variables (exchange, interest and commodity price rates, etc.) that affect the Company's cash flow. The Company entered into derivative contracts with the purpose of reducing the risks arising from changes in these factors. The Company also implemented policies and procedures to assess such risks and monitor derivative transactions. The policy establishes, among other issues, minimum and maximum hedging levels and investment grade as a minimum pre-requirement of the counterparties of the hedge transactions.

TAM S.A. and
TAM S.A. and subsidiaries
Notes to the Financial Statements
At December 31, 2009 and 2008
All amounts in thousands of reais, unless otherwise indicated

(i) Risks related to changes in jet fuel prices

(i.1) General policy

One of the most important financial risks of airline companies is the volatility of fuel prices. Fuel accounted for 28.6% of operating costs for the period ended December 31, 2009 (2008 – 39.6%) .

The Company entered into derivative transactions in order to economically hedge itself against this risk. TAM's Risk Committee established a Policy, approved by the Board of Directors, for achieving this goal. TAM’s policy is to enter into derivative transactions covering up to 80% of the projected fuel consumption for the following years and, at most, 30% of the consumption projected for the next three months. Swaps, options or a combination of these instruments, having as underlying items crude oil, heating oil or jet kerosene, may be used to achieve the proposed goals.

(i.2) Characteristics of the derivatives instruments used

The price of jet kerosene is one of the main market risk components in airline companies. In Brazil the price of jet kerosene is determined by the state-controlled oil company, Petrobras, based on international jet fuel prices. TAM protects itself against the volatility in its kerosene price by using derivatives based mainly on crude oil (West Texas Intermediate or "WTI"). The choice of this underlying item was based on studies that prove that the hedge of jet kerosene based on WTI is, historically, highly effective, in addition to the high liquidity of the financial instruments referenced in WTI. At December 31, 2009 all contracted financial instruments are over the counter. Due to the rescheduling of its hedging derivative maturities, which took place in the first quarter of 2009, TAM agreed to deposit a portion of the related fair value as collateral for some of these transactions.

Deposits are recorded under “Restricted cash” under non-current assets, and “Marketable securities” under current assets and total R$ 96 million at December 31, 2009 (2008 - zero). All counterparts are classified as “low credit risk” by the main risk rating agencies (Standard & Poors, Fitch e Moody’s).

As the consumed volume of kerosene is not fully hedged by means of derivatives, increases in the price of kerosene are not fully offset by adjustments of derivatives. In the same way, decreases in the price of kerosene will have positive impact for the Company.

(i.3) Restructuring of derivatives in 2009

In January 2009, the Company started a restructuring of its hedge transactions whose market value was R$ 1,128,985 at December 31, 2008. The restructuring consisted basically in redistributing the maturity dates over a longer period, extending the useful life of derivatives. With this action, the Company aimed at achieving two main goals: first, postpone payments that were concentrated in the first half of 2009; second, settle most of the transactions in a period of lower volatility of prices.

The coverage profile, which was concentrated in the first half of 2009, is now more evenly distributed through 2009 and 2010, including a small coverage in the first quarter of 2011. For the next 12 months beginning on December 31, 2009, the coverage reaches 23% of the anticipated consumption. Currently the average price for transactions in the same period is US$ 115 per barrel. At the end of 2009, approximately 82% of the volume in WTI barrels corresponded to transactions arising from the restructuring. At December 31, 2009, the restructuring of hedge transactions represented a reduction of around US$ 117 million in settlements.

Derivative instruments used to protect against of changes in jet fuel prices are recorded at fair value, with any gains and losses on the transaction recognized in the result of operations. Restructured derivatives continue to be recorded at fair value, with any gains and losses recognized in the statement of operations. Consequently, the impacts of the restructuring of derivatives are recognized in the result of operations.

TAM S.A. and
TAM S.A. and subsidiaries
Notes to the Financial Statements
At December 31, 2009 and 2008
All amounts in thousands of reais, unless otherwise indicated

(i.4) Outstanding derivatives

The percentage of anticipated coverage of derivative instruments for the next twelve months and the average price of outstanding derivative contracts are as follows:

	2009	2008

% of anticipated coverage for the next 12 months	23%	47%
Average price of outstanding derivative contracts	US$115/bbl	US$104/bbl
Market price of WTI	US$79/bbl	US$45/bbl

At the time most of the WTI derivative contracts were entered into, the expected price of this commodity ranged from US$ 120 to 150 per barrel.

The following table presents the notional value and the fair value of derivative instruments by maturity year:

	2009	2010	2011	Total

At December 31, 2008
Notional value – thousands of barrels	7,200	800		8,000
Fair value – R$	(1,021,928)	(107,057)		(1,128,985)

At December 31, 2009
Notional value – thousands of barrels		3,429	145	3,574
Fair value – R$		(214,673)	(6,288)	(220,961)

TAM contracts derivatives only with counterparties which have an investment grade rating issued by S&P, Moody's or Fitch. The distribution of the fair value by credit rating of the counterparties is:

Fair value of derivatives

AAA(*)	(86,088)
AA+, AA or AA-(*)	(105,056)
A+, A or A-(*)	(29,817)

(220,961)

(*) The ratings can be expressed both on global scale and in local currency. Each agency has a slightly different way of presenting the rating; the table above unifies the presentations in the presentation that is, possibly, the most disclosed one.

A hypothetical 10% increase/decrease in the price of WTI would lead to a increase/decrease of approximately R$ 26 million (equivalent to R$ 46 million at December 31, 2009) in the fair value of the WTI derivatives. This increase/decrease would directly influence the Company's financial results; in terms of cash flow, however, these changes in WTI price would be offset by a decrease/increase in jet fuel costs.

(ii) Exchange rate risk

A significant portion of the operating costs and expenses, such as aircraft and engine maintenance services, aircraft lease payments and aircraft insurance, are denominated in U.S. dollars. The Company may enter into derivative contracts to hedge against a possible appreciation or depreciation of the real against the U.S. dollar. In view of the renegotiation made in the first quarter of 2009, one of the counterparties required a deposit denominated in dollars as guarantee. As deposits in foreign currency are not permitted in Brazil, a non-deliverable Forward (Buy R$ / Sell US$) was entered into and also provided as collateral for the notional amount of the deposit.

TAM S.A. and
TAM S.A. and subsidiaries
Notes to the Financial Statements
At December 31, 2009 and 2008
All amounts in thousands of reais, unless otherwise indicated

The maturities of derivative instruments with their notional and fair values are presented below:

2010

At December 31,2009
Notional value – US$ (Citibank)	31,240
Fair value – R$	(21,054)

At December 31, 2009, if there was a 10% depreciation/appreciation of the Brazilian against the U.S. dollar and all other variables remained constant, the financial result would have been approximately R$ 510 million lower/higher, mainly as a result of foreign exchange gains/losses on the translation of U.S. dollar denominated trade receivables and U.S. dollar denominated financial assets at fair value through profit or loss, and foreign exchange losses/gains on the translation of U.S. dollar-denominated borrowings and finance leases. Most of this financial result does not have any economic impact since they arise from exchange mismatching of operating lease agreements that are classified as finance leases.

(iii) Interest rate risk

TAM’s income is affected by changes in interest rates due to the impact of these changes on interest expense from floating-rate debt instruments, floating-rate lease agreements, and interest income generated by the cash and short-term investment balances. To minimize possible impacts of interest rate fluctuations, TAM adopted a policy of diversification, contracting transactions both at fixed rates and floating rates (such as LIBOR and CDI).

A hypothetical 100 basis point increase in foreign market (LIBOR) interest rates at December 31, 2009 would increase its aircraft rental and interest expense in 2010 by approximately US$ 23 million (equivalent to R$ 41 million at December 31, 2009).

A hypothetical 100 basis point increase in domestic market (CDI) interest rates at December 31, 2009 would increase loan and financing interest expenses in 2010 by approximately R$ 11 million.

The Company does not have financial instruments to hedge the cash flow against fluctuations in interest rates.

(b) Credit risk

Credit risk arises from the possibility of TAM not recovering amounts receivable for services provided to consumers and/or travel agencies, or investments in private securities. Currently management does not expect any losses from non-performance by its counterparties, and does not have any significant exposure to any individual counterparty.

To reduce credit risk, TAM defines credit limits and adopts ongoing monitoring of debt balances (mainly from travel agencies).

TAM carries out transactions only with financial institution which have a credit rating of at least BBB- (Baa3) issued by S&P, Moody's or Fitch. Each institution has a maximum limit for investments, as determined by the Company's Risk Committee.

(c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, to honor financial commitments, as a result of the mismatching of term or volume between estimated receipts and payments.

TAM S.A. and
TAM S.A. and subsidiaries
Notes to the Financial Statements
At December 31, 2009 and 2008
All amounts in thousands of reais, unless otherwise indicated

Excess cash is invested mainly in TAM’s exclusive investment funds. Each of these funds has a clear investment policy, with limits on concentration of risk in the underlying investments.

The table below shows TAM's financial liabilities by maturity based on the remaining period at the balance sheet through the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and include interest, in addition to the net derivatives settled, for which the fair value is disclosed.

	Less	Between	Between	More
	than	one and	three and	than		Effect of	Carrying
	one year	two years	five years	five years	Total	discounting	value

Non-derivative financial
liabilities
At December 31, 2009
Finance lease obligations	616,179	1,238,520	1,575,462	1,801,641	5,231,802	(710,857)	4,520,945
Borrowings	466,687	33,039	3,625	6,991	510,342	(13,054)	497,288
Debentures	396,392	826,373	142,382		1,365,147	(253,683)	1,111,464
Senior notes	81,418	171,634	259,782	1,317,106	1,829,940	(790,215)	1,039,725
Trade and other
payables(*)	1,335,391				1,335,391		738,591
Fiscal recovery program	22,834	45,667	68,501	205,503	342,505		342,505

At December 31, 2008
Finance lease obligations	961,373	1,764,576	1,751,910	3,751,912	8,229,771	(1,781,291)	6,448,480
Borrowings	239,402	228,621	8,310	12,468	488,801	(87,233)	401,568
Debentures	51,464	333,333	166,667		551,464	(22,922)	528,542
Senior notes	51,562	103,269	103,412	882,215	1,140,458	(430,022)	710,436
Trade and other
payables(*)	1,246,565				1,246,565		804,046

Derivative financial liabilities

At December 31, 2009
Fuel price risk	214,673	6,288			220,961		220,961
Exchange rate risk	21,054				21,054		21,054

At December 31, 2008
Fuel price risk	1,021,928	107,057			1,128,985		1,128,985

(*) The amount is recorded under: Suppliers, Salaries and social charges, Taxes and fees payable, Dividends payable and other payables.

(d) Sensitivity analysis

We present below a table showing the sensitivity analysis of financial instruments, outlining the risks which might give rise to material losses for the Company, under the most likely scenario (scenario I) in accordance with management’s assessment, considering the cash disbursements for 2010. Additionally, two other scenarios are shown, under the terms set forth by CVM Instruction 475/08, in order to present a 25% and 50% deterioration, respectively, in the risk variable under consideration (scenarios II and III).

(i) Derivatives instruments - fuel

Derivative transactions referenced in crude oil (WTI type) in own portfolio is intended to hedge fuel consumption. The performance of WTI prices is highly correlated to QAV price.

None of the financial instruments used by the Company is leveraged and, as less than 50% of the total fuel consumption is hedged for 2010, it is expected that a decline in WTI prices (and ensuing drop in QAV prices) will have a positive net effect on the Company’s cash generation. In summary, the adjustments payable to the hedge transaction counterparties will be more than offset by the savings in fuel expenses.

TAM S.A. and
TAM S.A. and subsidiaries
Notes to the Financial Statements
At December 31, 2009 and 2008
All amounts in thousands of reais, unless otherwise indicated

At the time when most hedge transactions now in effect were contracted, the scenario adopted for WTI average prices was US$ 120-150/bbl. Based on this scenario, the transactions were contracted at an average strike price of US$ 104/bbl. (Due to the restructuring of the derivatives in the first quarter of 2009, and the expiration of certain transactions, the current average strike price is US$ 115/bbl).

As a result, the effect of these transactions on the Company’s cash generation will be compared to the decreased QAV cost against that level. (US$ 100/bbl will be adopted as reference). The projections of QAV prices were built based on the results of a simple linear regression.

At present, the base scenario adopted by the Company for 2010 is an average WTI price of US$ 85/bbl. Sensitivity analyses will be presented considering a 25% (average price of US$ 64/bbl) and 50% (average price of US$ 43/bbl) decline in the average price for the base scenario for 2010.

The net effects of savings in fuel expenses, as opposed to hedge disbursements for 2010, for each of the scenarios, are shown below:

Instrument/transaction	Scenario I	Scenario II	Scenario III

Average price per barrel	US$ 85/bbl	US$64/bbl	US$43/bbl
WTI hedge – Net gain	R$ 444,384	R$ 1,202,152	R$1,959,765

(ii) Marketable securities

The Company’s financial investments in investment funds are under the discretionary management of third parties. The custody and management of these funds are centralized in a single agent, independent from the managers. In addition, funds are subject to independent audit and CVM inspection. It is our understanding that a sensitivity analysis of the assets comprising such funds is not required for the reasons outlined below.

• Portfolio dynamics: managers are empowered to change the portfolio mix at any time, at their discretion, within the limits imposed by the Regulation. The sensitivity analysis is based on the assumption of maintenance of the portfolio at December 31, 2009 and, therefore, conclusions from such analysis could be misleading.

• Risk control: the Fund Regulation establishes market risk limits (Value at Risk) of 0.6% (Multimarket Funds) and 0.15% (Fixed-Income Funds), considering a time horizon of 21 business days with a confidence interval of 95%. The Company recognizes the intrinsic limitations of the risk control model however it believes that it is effective in preventing material losses. In addition to the risk control of the manager, the Fund Administrator has powers to prevent the settlement of transactions in excess of the Fund risk limit; furthermore, the Company engages independent consultants to assess the Funds risk levels on a weekly basis.

• Regulation-based restrictions: leverage is explicitly prohibited by the Fund Regulation. Further to the market risk limit described above, additional limits are set for allocation to higher volatility asset classes.

(iii) Exchange rate

Our methodology for the sensitivity analysis of liabilities denominated in foreign currencies includes the probable scenario based on the exchange rate of R$ 1,7412/US$ at December 31, 2009. Considering the projected cash flows for 2010, we verified an increase in cash flow arising from the variation of 25% and 50% over the current rate, as shown below:

TAM S.A. and
TAM S.A. and subsidiaries
Notes to the Financial Statements
At December 31, 2009 and 2008
All amounts in thousands of reais, unless otherwise indicated

	Scenario

	25%	-25%	50%	-50%
	R$ 2.177/ US$	R$ 1.306/ US$	R$2.612/ US$	R$0.87 US$

Lease agreement	(115,381)	115,381	(230,762)	230,762
FINIMP	(68,412)	68,412	(136,823)	136,823
Loans in foreign currency	(40,946)	40,946	(81,892)	81,892
Bonds	(18,981)	18,981	(37,962)	37,962
Pre-delivery payments	(73,165)	73,165	(146,331)	146,331

Total	(316,885)	316,885	(633,770)	633,770

In view of the renegotiation in the first quarter of 2009, one of the contracting parties required a deposit denominated in dollars as guarantee. As deposits in foreign currency are not permitted in Brazil, the transaction was linked to the Bank Deposit Certificate (CDB) pledged as collateral in a NDF, converting the redemption amount from R$ to US$. According to the sensitivity analysis presented below, as the transaction is linked to CDB, the effect of the foreign exchange rate on the final result ,in terms of US$, is null.

	25%	-25%	50%	-50%
	R$2.177 / US$	R$1.306 / US$	R$2.612 / US$	R$0.870 / US$

NDF [Purchase R$ 2.6096/US$]	(13,530)	(40,728)	69	(54,327)

Result CDB 12/02/2010 [R$ thousand]	81,525	81,525	81,525	81,525

Result CDB + NDF 12/02/2010 [R$ thousand]	67,995	40,797	81,594	27,198

Total [US$ thousand]	31,240	31,240	31,240	31,240

(iv) Interest rate

For the interest scenario in the foreign market (LIBOR), based on the closing rate at December 31, 2009 of 0.25% per year, we projected the impact on the cash flow arising from the variation of 25% and 50% over the current rate, as shown below:

	25%	-25%	50%	-50%
	0.31% p.a	0.19% p.a	0.38% p.a	0.13% p.a

Lease of aircraft and interest expense (US$)	(1,464)	1,464	(2,927)	2,927

For the interest scenario in the domestic market (CDI), based on the closing rate at December 31, 2009 of 8.55% per year, we projected the impact on the cash flow arising from the variation of 25% and 50% over the effective tax, as shown below:

	25%	-25%	50%	-50%
	10.69% p.a	6.41% p.a	12.83% p.a	4.28% p.a

Loan and financing interest expense (R$)	(23,786)	23,786	(47,571)	47,571

26.2 Calculation of fair value

The fair value of financial instruments traded in active markets (such as trading securities and available for sale) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by TAM is the current bid price.

TAM S.A. and
TAM S.A. and subsidiaries
Notes to the Financial Statements
At December 31, 2009 and 2008
All amounts in thousands of reais, unless otherwise indicated

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. TAM uses a variety of methods that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of forward foreign exchange contracts is determined using quoted forward exchange rates at the balance sheet date.

The carrying value, less impairment provision of trade receivables and payables, is assumed to approximate their fair value. The fair value of financial liabilities for disclosure purposes is calculated by discounting the contractual future cash flows at the current market interest rate.

The carrying value of financial liabilities, all of which are measured at amortized cost, and their corresponding fair values are shown in the following table:

	Fair value		Carrying amount

	2009	2008	2009	2008

Current
Finance lease obligations	497,147	680,440	497,147	680,440
Senior notes	12,064	4,372	13,040	9,336
Borrowings	523,989	202,172	458,602	191,835
Debentures	281,738	27,601	275,896	28,542

	1,314,938	914,585	1,244,685	910,153

Non-curent
Finance lease obligations	4,023,798	5,768,040	4,023,798	5,768,040
Senior notes	949,846	328,335	1,026,685	701,100
Borrowings	44,202	221,034	38,686	209,733
Debentures	853,256	483,517	835,568	500,000

	5,871,102	6,800,926	5,924,737	7,178,873

26.3 Capital management

The objective of capital management is to ensure that TAM is able to continue as a going concern whilst delivering shareholder expectations of a strong capital basis as well as returning benefits to other stakeholders and optimizing the cost of capital.

TAM monitors capital on the basis of the leverage ratio, net debt as a percentage of total capital. Net debt is defined as the total loans and borrowings, lease agreements, net of cash and cash equivalents and other current financial assets. We define capital as the total of shareholders’ equity and net debt. The leverage ratios at December 31, 2009, 2008 and 2007 were as follows:

TAM S.A. and
TAM S.A. and subsidiaries
Notes to the Financial Statements
At December 31, 2009 and 2008
All amounts in thousands of reais, unless otherwise indicated

	2009	2008

Cash and cash equivalents	(1,075,172)	(671,785)
Financial assets	(1,011,022)	(1,242,271)
Loans	497,288	401,568
Debentures and senior notes	2,151,189	1,238,978
Operating lease commitments (Note 20)	1,512,986	2,479,786
Finance lease obligations	4,520,945	6,448,480

Net debt (1)	6,594,214	8,654,756

Total equity	1,634,453	537,330

Total capital (2)	8,230,667	9,192,086

Leverage ratio (1) / (2)	80.1%	94.2%

Management believes that the resources available to the Company are sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital investments, which are approved annually by the Board of Directors, and other cash requirements for the 2010 fiscal year.

27 Equity

(a) Capital

(i) Authorized capital

At December 31, 2009 and 2008, authorized capital is R$ 1,200,000 and can be increased by means of the issuance of common or preferred shares, upon resolution of the Board of Directors

(ii) Subscribed capital

At December 31, 2009, subscribed capital comprises 150,585,147 (2008 – 150,585,147) book-entry shares without nominal value, of which 50,195,049 (2008 – 50,195,149) are common shares and 100,390,098 (2008 – 100,390,098) are preferred shares and are fully paid-up. At the Extraordinary Shareholders' Meeting held on September 19, 2008 the conversion of 9,596,906 common shares into preferred shares was approved.

Common shares confer to their holder the right to vote in general meetings.

Preferred shares do not have voting rights, except in relation to certain matters, while the Company is listed in Level 2 of BOVESPA. However, they have priority in distribution of dividends and in capital reimbursement, without premium, in the event the Company is liquidated, and the right to participate, under the same terms as the common shares, in the distribution of any benefits to shareholders.

The market value of shares, based on the December 31, 2009 closing date, is R$ 38.21 (2008 – R$19.09) for preferred shares.

The book value of shares at December 31, 2009 is R$ 10.88 (2008 - R$ 3.58) .

As per the Adhesion Agreement signed with BOVESPA, the Company complied with the requirement to have 25% of its shares available for trading in the market. Since August, 2007 this percentage is 53.85% (unaudited).

TAM S.A. and
TAM S.A. and subsidiaries
Notes to the Financial Statements
At December 31, 2009 and 2008
All amounts in thousands of reais, unless otherwise indicated

(b) Capital reserves

(i) Treasury shares

In compliance with CVM Instructions 10/80 and 268/97, the Board of Directors, at the meeting held on January 30, 2009, approved the Company's new plan for repurchase of shares to be held in treasury for subsequent cancelation or sale, with no capital reduction. Under the program 3,596,629 preferred shares will be repurchased.

Changes in treasury shares:

	Number of shares	R$	Average price - R$

At December 31, 2007
Shares purchased	601,900	17,703	29.41
Shares sold	(199,589)	(6,333)	31.73

At December 31, 2008	402,311	11,370	28.26

At December 31, 2009	402,311	11,370	28.26

Shares sold in 2008 relate to the executive compensation plan approved at the Extraordinary Shareholders’ Meeting of May 16, 2005.

The proceeds from the sale of treasury shares were recorded under “Profit retention reserve”, totaling R$ 2,899 at December 31, 2008.

(ii) Capital reserve – Share subscription premium

The share subscription premium represents the difference between the fair value of the net assets received and the amount contributed as capital increase.

(iii) Share-based payment - Stock options

At the Extraordinary Shareholders’ Meeting held on May 16, 2005, the shareholders approved the use of up to 2% of the outstanding shares to grant stock options to employees.

These transactions can be summarized as follows:

	Number of shares	Updated exercise price – weighted average – R$

Outstanding at December 31, 2007	1,943,510	32.10

Exercised	(199,589)	17.21
Canceled	(42,593)	22.36

Outstanding at December 31, 2008	1,701,328	37.31

Canceled	(33,888)	42.81

Outstanding at December 31, 2009	1,667,440	36,55

Under the plan terms, options granted are divided into three equal parts, and employees may exercise one third of their options after three, four and five years, respectively, provided they are still Company employees at the time. The option contractual life is seven years. Shares previously exercised resulted from early retirement and dismissals from the Company.

TAM S.A. and
TAM S.A. and subsidiaries
Notes to the Financial Statements
At December 31, 2009 and 2008
All amounts in thousands of reais, unless otherwise indicated

The option contains a “service condition”, whereby the exercise of options depends exclusively on the provision of services by the employee for a predefined period. Dismissed employees are required to comply with certain restrictive conditions to maintain their right to exercise the options.

The Company accounts for its incentive plan in conformity with CPC 10 – Share-based Payment. Accordingly, the cost was recognized as being the fair value of stock options at the time of granting, as a contra entry to the Company’s equity, since the payment can be made in shares. The fair value of these options was estimated by using the Black-Scholes pricing model, using the following assumptions:

	1st grant	2nd grant	3rd grant	Extraordinary grant	Total or weighted average

Date	12/28/2005	11/30/2006	12/14/2007	09/27/2007
Number of shares	715,255	239,750	780,311	230,000
Exercise price	14.40	43.48	39.67	38.36
Risk-free interest rate	17.93%	13.13%	10.95%	10.82%
Average term	5.5	5.5	5.5	4.5
Expected dividend yield	0.00%	0.32%	0.58%	0.58%
Volatility of shares in the market	34.24%	41.29%	42.30%	40.48%
Prices in the equity market on the grant date	R$ 45.00	R$ 61.00	R$ 44.03	R$ 50.10

Number of options outstanding (i)	481,825	227,870	727,745	230,000	1,667,440
Number of options exercisable (i)	331,225	75,957		230,000	637,182
Exercise price (adjusted by IGP-M) – R$ (i)	17.39	50.72	42.81	42.86	36.55
Remaining average term (i)	1.67	2.50	3.50	2.46	2.69

(i) At December 31, 2009.

The expected volatility is based on the past volatility of Company shares traded on stock exchanges. The remaining average contractual life is based on the expected exercise date.

The Company recorded expenses in the amount of R$ 11,409 (2008 – R$ 16,512) in the statement of operations for the year ended December 31, 2009, under “administrative expenses”, against of shareholders’ equity.

(c) Revaluation reserve

(i) Revaluation reserve

The revaluation reserve is realized in the same proportion of the depreciation, write-off or sale of the revalued asset, with a contra entry to the retained earnings (accumulated deficit) account. In the year ended December 31, 2009 realization totaled R$ 1,831, net of tax effects (2008 - R$ 2,763). Of the total amount of the reserve, R$ 35,327 (2008 - R$ 32,225) corresponds to the revaluation of land, which will only be realized upon the eventual write-off of assets. .

(ii) Carrying value adjustment

Refers to exchange variation in investment in subsidiary Transportes Aéreos Del Mercosur S.A., as mentioned in Note 13. The Company has adopted the procedure of CPC 02 since the year ended December 31, 2007.

TAM S.A. and
TAM S.A. and subsidiaries
Notes to the Financial Statements
At December 31, 2009 and 2008
All amounts in thousands of reais, unless otherwise indicated

(d) Profit reserves

(i) Legal reserve

The legal reserve is credited annually with 5% of the net income for the year, in accordance with the provisions of article 193 of Law 6404/76.

(ii) Retained earnings

Is composed of the portion of remaining net income of R$ 696,832, being at the disposal of the Shareholders' Meeting that will decide on its allocation.

Considering the provisions of article 199 of Law 6404/76, amended by Law 11638/07, the Company shall decide on the application of the excess of the profit reserves in relation to the capital, in the amount of R$ 70,469, in capital increase or in distribution of dividends.

(e) Changes accounting practices effects

Beginning in the second quarter of 2009, the Company’s management elected to prepare and disclose to the market, in anticipation to CVM 457 on July 13, 2007, financial information in compliance with international financial reporting standards (IFRS). As a result, aiming at the alignment between international accounting practices and those used in the preparation of its financial statements in conformity with Brazilian accounting practices, the Company changed the accounting method:

(i) Expenses on maintenance of certain engines covered by contracts of the type “power by the hour”, which started to be recognized according to the hours flown for each engine, and the classification of pre-delivery payments of aircraft, which started to be recorded in non-current assets, under "Property, plant and equipament".

(ii) Borrowing costs associated to pre-delivery payments started to be recorded at the amount paid, translated at the exchange rate in effect on the payment date. Borrowing costs, including applicable interest and exchange differences, incurred in the construction of assets, are capitalized until the delivery of the aircraft.

As a result of these changes, the financial statements at December 31, 2008, presented for comparison purposes, were adjusted for the recognition of losses/gains arising from changes in practices. The effects on shareholders’ equity and net income (loss) for the year ended December 31, 2008 are as presented below:

	Shareholders' equity	Net income (loss)

Maintenance – “Power by the hour”	(68,808)	(47,758)
Pre-delivery payment	(68,740)	(178,830)
Deferred income tax and social contribution	46,757	77,040

	(90,791)	(149,548)

In the statement of changes in shareholders’ equity the adjustment was considered retrospectively to the oldest reporting period. .

(f) Dividends and interests on capital

(i) Dividend policy

The mandatory dividend is equivalent to a percentage of the Company's net income, adjusted as per Brazilian Corporation Law. Under the By-Laws currently in force, at least 25% of the net income for the year shall be distributed as a mandatory dividend.

TAM S.A. and
TAM S.A. and subsidiaries
Notes to the Financial Statements
At December 31, 2009 and 2008
All amounts in thousands of reais, unless otherwise indicated

(ii) Interest on capital

At the Meeting held on January 4, 2010, the Board of Directors approved the payment of interest on capital, attributable to mandatory minimum dividends for 2009, in the amount of R$ 24,998 (R$ 21,664 - net of withholding income tax). Interest on capital was paid on January 28, 2009, subject to approval of the Shareholders' Meeting to be held through April 30, 2009. In compliance with tax legislation, interest on capital was recorded as financial expense. However, for financial statement purposes, interest on capital is presented as distribution of net income for the year, as required by CVM Resolution 207/96. The income tax and social contribution benefit in the amount of $ 8,499 will occur upon the payment of such interest, when the requirements for their deductibility will be met.

(iii) Mandatory minimum dividend

Below we present Management’s proposal for distribution of dividends and payment of interest on capital for the year ended December 31, 2009:

2009

Net income for the year	1,342,539
(-) Offset of accumulated deficit	(362,630)
(+) Realization of revaluation reserve	1,831
(+) Realization of stock options	948
(-) Legal reserve	(49,134)

Dividend base	933,554

Mandatory minimum dividends – 25%	233,388

Distribution for the year
Interest on capital declared	24,998
Proposed dividends	211,724

Gross total	236,722

Withholding income tax	(3,334)

Net total	233,388

Transferred to profit retention reserve	696,832

Below we present the amounts of the proposed distribution per thousand shares:

	Reais per thousand shares

	Gross	Net

Proposed dividends related to income for the year	1,409.76	1,409.76
Interest on capital declared	166.45	144.25

	1,576.21	1,554.01

28 Insurance coverage - Consolidated

The subsidiaries contract insurance coverage for amounts above the mandatory minimum amounts considered necessary to cover eventual claims, in view of the nature of their assets and operational risks. At December 31, 2009, based on the aircraft fleet of TLA and Mercosur, the insurance coverage for the aviation activities (including both aircraft and civil liability) provides for maximum indemnification of US$ 1.5 billion.

TAM S.A. and
TAM S.A. and subsidiaries
Notes to the Financial Statements
At December 31, 2009 and 2008
All amounts in thousands of reais, unless otherwise indicated

The Brazilian Government, through Law 10744, of October 9, 2003, and Decree 5035, of April 5, 2004, committed to cover expenses on civil liability damages to third parties caused by war or terrorist attack, which the Company may be required to pay. Under this Law, expenses on civil liability assumed by the Brazilian Government are limited to an amount equivalent in reais to US$1 billion.

The insurance coverage involving risks and liabilities arising from the accident on July 17, 2007 with the Airbus A320 aircraft has been sufficient, considering the agreements already entered into and amounts paid directly to the victims’ families by the insurance company. Through December 31, 2009, 192 (2008 – 160) amounts of compensation had been paid to victims' families and others are under negotiation with the Company’s insurance company. Management understands that the insurance coverage of these liabilities is adequate to cover all related costs. The Company also believes that it will not incur additional expenses or expenses not foreseen in the scope of the insurance agreement which would be TAM’s direct responsibility.

The subsidiaries also maintain insurance coverage that provides for indemnification in respect of expenses arising from theft, fire, flooding, electrical damage or other similar events affecting their equipment, buildings, vehicles and/or property.

29 Revenue - Consolidated

The Company normally uses its segmented gross revenue information by type of service rendered and by geographical location, as follows:

(a) By type of service rendered

	2009	%	2008	%	Horizontal variation (%)

Domestic revenue
Scheduled - passenger	5,331,765	51.8	5,967,628	54.2	(10.7)
Charter - passenger	136,847	1.3	194,844	1.8	(29.8)
Cargo	446,983	4.3	459,487	4.2	(2.7)

	5,915,595	57.4	6,621,959	60.2	(10.7)

International revenue
Scheduled - passenger	2,675,186	26.0	2,803,800	25.5	(4.6)
Charter - passenger	8,823	0.1	18,818	0.1	(53.1)
Cargo	489,305	4.8	549,595	5.0	(11.0)

	3,173,313	30.9	3,372,213	30.6	(5.9)

Other operating revenues
TAM loyalty program	687,507	6.7	528,254	4.8	30.1
Travel and tourism agencies	59,635	0.6	64,132	0.6	(7.0)
Other (includes expired tickets)	451,647	4.4	420,682	3.8	7.4

	1,198,789	11.7	1,013,068	9.2	18.3

Gross revenue	10,287,698	100.0	11,007,240	100.0	(6.5)

TAM S.A. and
TAM S.A. and subsidiaries
Notes to the Financial Statements
At December 31, 2009 and 2008
All amounts in thousands of reais, unless otherwise indicated

(b) By geographic location of the Company’s destinations

	2009	%	2008	%	Variation (%)

Brazil	7,114,383	69.1	7,635,028	69.4	(6.8)
Europe	1,440,352	14.0	1,543,350	14.0	(6.7)
North America	862,529	8.4	943,137	8.6	(8.5)
South America (excluding Brazil)	870,434	8.5	885,725	8.0	(1.7)

Gross revenue	10,287,698	100	11,007,240	100.0	(6.5)

TAM S.A. and
TAM S.A. and subsidiaries
Notes to the Financial Statements
At December 31, 2009 and 2008
All amounts in thousands of reais, unless otherwise indicated

30 Breakdown of the main groups of costs and expenses – Consolidated

	2009						2008

		Expenses

	Cost of services		General and
	rendered	Selling	administrative	Officers' Fees	Total	%	Total	%

Personnel	1,614,109	183,955	168,510	18,596	1,985,170	20,7	1,782,025	18.0
Fuel	2,741,253				2,741,253	28,6	3,927,888	39.6
Depreciation and amortization	469,952	1,484	78,993		550,429	5,7	424,505	4.3
Maintenance and overhauls (except personnel)	689,679				689,679	7,2	469,101	4.7
Aircraft insurance	63,681				63,681	0,7	47,781	0.5
Take-off, landing and navigation aid charges	585,890				585,890	6,1	495,426	5.0
Lease of aircraft, engines and equipment	525,200	9,352	15,213		549,765	5,7	443,431	4.5
Third parties' services	167,556	301,096	318,913		787,565	8,2	701,784	7.1
Selling and marketing		866,036			866,036	9,0	988,579	10.0
Other	391,091	182,164	206,744		779,999	8,1	634,043	6.3

	7,248,411	1,544,087	788,373	18,596	9,599,467	100	9,914,563	100.0

TAM S.A. and
TAM S.A. and subsidiaries
Additional information – Social Report (unaudited)
At December 31, 2009 and 2008
In thousands of reais unless otherwise indicated

31 Net financial result - Consolidated

	2009	2008

Financial income
Interest income from financial investments	82,106	192,765
Exchange gains	2,303,737	1,182,239
Gains on financial instruments – Foreign exchange rate
Realized		2,766
Gains on financial instruments – WTI (*)
Realized		83,261
Unrealized	908,022
Other	26,843	32,591

	3,320,708	1,493,622

Financial expenses
Exchange losses	(582,192)	(2,440,322)
Interest expense	(400,797)	(339,531)
Losses on investments		(191,214)
Losses on financial instruments – Foreign exchange rate
Realized		(4,216)
Unrealized	(21,053)	(812)
Losses on financial instruments – WTI (*)
Realized	(591,170)	(165,585)
Unrealized		(1,191,137)
Others	(37,371)	(30,125)

	(1,632,583)	(4,362,942)

Financial result, net	1,688,125	(2,869,320)

(*)WTI West Texas Intermediate - type of crude oil often used as a pricing benchmark

The finance lease exchange gain recognized in the result for the period ended December 31, 2009 totaled a net amount of R$ 1,404,895 (2008 - net loss of R$ 1,316,035) and the lease interest expense recognized in results for the same period totaled R$ 166,839 (2008 - R$ 122,927).

32 Income tax and social contribution

(a) Income tax and social contribution expense (tax credit)

	Parent Company		Consolidated

	2009	2008	2009	2008

Current	218		(3,972)	(120,956)
Deferred	(605)	9,694	(675,952)	783,923

	(387)	9,694	(679,924)	662,967

TAM S.A. and
TAM S.A. and subsidiaries
Notes to the Financial Statements
At December 31, 2009 and 2008
All amounts in thousands of reais, unless otherwise indicated

(b) Reconciliation of income tax and social contribution expense (tax credit)

	Parent Company		Consolidated

	2009	2008	2009	2008

Profit (loss) before taxation	1,342,926	(1,519,349)	2,024,145	(2,171,754)
Statutory rates - %	34%	34%	34%	34%

Income tax and social contribution at statutory rates	(456,595)	516,579	(688,209)	738,396

Permanent additions (exclusions):
Equity in the results of investees	464,741	(509,326)
Non-deductible expenses			(24,091)	(7,572)

Tax credits not recorded on income tax
social contribution tax losses			(43)
Unrecognized tax credits on tax losses arising from foreign
subsidiaries			29,876	(67,650)
Other permanent additions (exclusions)	(8,533)	2,441	2,543	(207)

Income tax and social contribution expenses (tax credit)	(387)	9,694	(679,924)	662,967

Applicable tax rate - %	0.1%	0.6%	33.6%	30.5%

The years 2005 to 2009 are open to review by Brazilian tax authorities.

(c) Transition Tax Regime - RTT

The Transition Tax Regime (RTT) will be valid until the entry into force of the law governing the tax effects of new accounting methods, seeking tax neutrality.

RTT is optional for the years ended 2008 and 2009. The company opted to adopt the RTT in 2008, for purposes of calculating income tax and social contribution on net income for the years ended 2008 and 2009.

TAM S.A. and
TAM S.A. and subsidiaries
Notes to the Financial Statements
At December 31, 2009 and 2008
All amounts in thousands of reais, unless otherwise indicated

33 Events after the reporting period

(a) Initial public offering of shares of the subsidiary Multiplus

On February 5, 2010, the Company concluded the initial public offering of shares of its subsidiary Multiplus S.A., offering 39,340,000 shares held by the Company for an offering price of R$ 16.00 per share (sixteen reais) totalizing net proceeds of R$ 629,440. On March 02, 2010 the quantity of shares sold was an additional 3,934,000 also at a selling price of R$ 16.00 (sixteen reais) with proceeds of R$ 62,944. The proceeds from the IPO will be used for general corporate purposes and reducing indebtedness.

After the offer the Company continues to control Multilplus S.A. through its remaining 72.5% voting and total interest.

(b) Acquisition of Pantanal Linhas Aéreas S.A.

On December 19, 2009, the Company signed a commitment for the acquisition of all of the shares of Pantanal Linhas Aéreas S.A. (“Pantanal”). As compensation for the acquisition of these shares, the Company paid in advance R$ 3,000, on December 22, 2009, and R$ 10,000 on March 19, 2010. ANAC (Brazilian Civil Aviation Authority) approved the acquisition of Pantanal Linhas Aéreas on March 18, 2010.

TAM S.A. and
TAM S.A. and subsidiaries
Additional information – Social Report (unaudited)
At December 31, 2009 and 2008
In thousands of reais unless otherwise indicated

1 - Basis of calculation		2009			2008
Net revenue (NR)		R$ 9,900,321			R$ 10,592,044
Operating result (OR)		R$ 336,020			R$ 697,566
Net payroll (NPRL)		R$ 1,985,171			R$ 1,645,344
2 - Internal social indicators	R$	% over NPRL	% over NR	R$	% over
					NPRL	% over NR
Meals	166,466	8.39%	1.68%	149,239	9.07%	1.41%
Social charges	422,761	21.30%	4.27%	375,056	22.79%	3.54%
Private pension plan	23,611	1.19%	0.24%	19,802	1.20%	0.19%
Health	19,837	1.00%	0.20%	16,627	1.01%	0.16%
Safety and medicine at work	1,856	0.09%	0.02%	1,081	0.07%	0.01%
Education	5,427	0.27%	0.05%	1,096	0.07%	0.01%
Culture	2,363	0.12%	0.02%	2,206	0.13%	0.02%
Training and professional development	17,402	0.88%	0.18%	27,862	1.69%	0.26%
Childrens' day care facilties	633	0.03%	0.01%	528	0.03%	0.00%
Profit shares	30,381	1.53%	0.31%	63,864	3.88%	0.60%
Others	31,583	1.59%	0.32%	42,372	2.58%	0.40%
Total - Internal social indicators	722,320	36.39%	7.30%	699,733	42.53%	6.61%
3 - External social indicators
Education	2,022	0.60%	0.02%	238	0.03%	0.00%
Culture	21,756	6.647%	0.22%	15,406	2.21%	0.15%
Heath and sanitation	2,166	0.64%	0.02%	1,329	0.19%	0.01%
Sport	1,053	0.31%	0.01%	1,416	0.20%	0.01%
Food safety	21	0.01%	0.00%	75	0.01%	0.00%
Others	1,684	0.50%	0.02%	2,175	0.31%	0.01%
Total of contributions for the society	28,702	8.54%	0.29%	20,639	2.96%	0.19%
Taxes (excludin social charges)	1,589,044	472.90%	16.05%	289,261	41.47%	2.73%
Total - External social indicators	1,617,746	484.44%	16.34%	309,900	44.43%	2.93%
4 - Environmental indicators
Investments related to the company's prodution/operations	4,484	1.33%	0.05%	1,831	0.26%	0.02%
Investments in external programs and/or projects	264	0.08%	0.00%	1,026	0.15%	0.01%
Total - Environmental indicators	4,748	1.41%	0.05%	2,857	0.41%	0.03%
Recording the definition of "annual goals" to minimize residues, the consumption in general in the roduction/operation and to increase the effectivesness in the use of natural resources, the company	( ) does not have goals ( ) reaches from 51% to 75% (X) reaches from 0 to 50% ( ) reaches from 76 to 100%			( ) does not have goals ( ) reaches from 51% to 75% (X) reaches from 0 to 50% (X) reaches from 0 to 50% ( ) reaches from 76 to 100%

5 - Indicators of the functional area
Nº of employees at the end of the period	24,282			24,315
Nº of admissions during the period	2,772			6,346
Nº of outsourced employees	541			451
Nº internships	82			74
Nº of employees over 45 years	2,555			2,367
Nº of women working at the company	9,193			9,120
% of women on leadership duties	34.00%			29.00%
Nº of african Brazilian working at the company	5,044			5,068
% of african Brazilian on leadership duties	10.00%			10.00%
Nº of employees with deficiency or special needs	526			371
6 - Relevant information regarding management citizenship	2009			Targets 2010
Relationship between higher and smaller salaries	0			0
Nº of total work accidents	877			877
Social environmental projects developed by the Company were defined by:	( ) directors	(x) directors and managers	( ) all employees	( ) directors	(x) directors and managers	( ) all employees
Standars of safety and salubrity at the Company were defined by:	( ) directors and managers	( ) all employees	(x) all CIPA members	( ) directors and managers	( ) all employees	(x) all Cipa members
Regarding the union freedom, the right of collective negotiation and to the internal representation of employees, the Company:	( ) is not involved	( ) follows the rules of OIT	(x) incentives and follows OIT	( ) will not be envolved	( ) will follow OIT rules	(x) will incentive and follow OIT
Private pension includes:	( ) directors	( ) directors and managers	(x) all employees	( ) directors	( ) directors and managers	(x) all employees
Profiting sharing includes:	( ) directors	( ) directors and managers	(x) all employees	( ) directors	( ) directors and managers	(x) all employees
When tha Company selects suppliers, the same ethical, social responsability and environmental standards:	( ) are not considered	(x) are recommended	( ) are demanded	( ) will not be considered	( x) will be suggested	( ) will be demanded
Regarding the participation of employees on volunteer programs, the Company: Nº of total complaints and consumer's critics: % of complaints/consumer critics assited or solved:	( ) is not involved at the Company 48,754 at the Company 100%	( ) supports at Procon 498 at Procon 75%	(x) organizes and incentives at justice 9,019 at the justice 60.14%	( ) will not be envolved at the Company 48,754 at the Company 100%	( ) will support at Procon 498 at Procon 75%	(x) will organize and incentive at justice 9,019 at justice 60.14%
Total added value to be distributed	In 2009: R$ 7,220,933			In 2008: R$ 5,611,248
	27.9% government	23.3% collaborators		11.4% government	27.3% collaborators
Distribution of added value (DAV)	3.3% shareholders	30.6% third parties		00.0 % shareholders	85.3% third parties
	14.9% retained			24.0% retained

7 - Others informations

TAM S.A. CNPJ: 01.832.635/0001 -18 Business sector: transportation and logistic services. UF: SP. Details, projects and comments are mentioned at the company's Management Disclosure and Analysis, which are part of the financial statements. Responsables for informations: Claudio Costa and Rita Moreno Phone: 5582-7210 responsabilidade.social@tam.com.br. This Company does not utilize child nor slave labor, has no involvement with prostitution or the sexual exploitation of children or adolescents, nor is it involved with corruption.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 06, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.